128


03050476

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME L'Oreal

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 20 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 735

FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 5/8/03



ANNUAL REPORT 2002

Founded nearly a century ago by the chemist Eugène Schueller, L'Oréal has consistently applied its policy of investing in research, ensuring that its products meet the highest possible standards of quality, safety and innovation.
Today, the group contributes to the beauty of women and men all over the world, providing everyday solutions that enhance their sense of well-being.

CONTENTS

The L'Oréal Annual Report comprises three separate documents:

1. a general brochure;
2. the consolidated financial statements available on Thursday 3rd April 2003;
3. *the Management Report of the Board* of Directors, the L'Oréal parent company financial statements plus additional information for the Reference Document as required by law, available two weeks prior to the Annual General Meeting convened for Thursday 22nd May 2003.

BOARD OF DIRECTORS

Lindsay Owen-Jones CBE
Chairman and Chief Executive Officer

Jean-Pierre Meyers
Vice-Chairman

Liliane Bettencourt

Françoise Bettencourt Meyers

Peter Brabeck-Letmathe

Francisco Castañer Basco

François Dalle

Jean-Louis Dumas
Director since 29th May 2002

Rainer E. Gut

Xavier Fontanet
Director since 29th May 2002

Marc Ladreit de Lacharrière

Olivier Lecerf

Franck Riboud
Director since 29th May 2002

Edouard de Royère

Michel Somnolet
Director up to 31st December 2002

Auditors

Pierre Coll
Etienne Jacquemin

Substitutes

Etienne Boris
Jean-Paul Picard

The presentation of the directors is on page 57.

A PROFESSION FULL OF PROMISE FOR THE FUTURE

2002: THE 18TH CONSECUTIVE YEAR OF DOUBLE-DIGIT GROWTH

Thanks to the very strong growth in like-for-like sales, driven by a large number of successful product launches, we were able to offset an increasingly unfavourable economic environment and the negative impact of currency fluctuations.



Our sales growth, combined with greatly improved margins, brought another very strong increase in earnings with double-digit growth for the 18th consecutive year.

Innovation, the key to success

Backed up by a substantial increase in the research budget, our brands once again took a large number of product initiatives many of which proved extremely successful.

The success of products such as:

- Visible Results from L'ORÉAL PARIS,
- the GARNIER Skin Naturals line,
- Oligo 25 from VICHY,
- Majirouge Mix + colourants from L'ORÉAL PROFESSIONNEL,
- Water Shine Diamonds lipstick by MAYBELLINE,
- Juicy Tubes from LANCÔME,
- Polo Blue by RALPH LAUREN and GIORGIO ARMANI's Sensi fragrance,

made a major contribution to dynamic sales increases in a more difficult economic climate.

Strong growth all over the world

This year, the pleasant surprises came first from our traditional markets in Western Europe, where growth reached 6.1% - its highest level in four years.

In North America, after a rather slow start and against a difficult economic backdrop, the spectacular success of new products such as Polo Blue by RALPH LAUREN finally resulted in a growth level comparable with Europe.

But the most striking development was unquestionably the powerful acceleration of sales in our new markets. Our brands achieved remarkable breakthroughs in key countries such as the Russian Federation (+61%), China (+61%), Brazil (+50%) and South Korea (+30%).

After making significant commercial and industrial investments in these countries for several years, we are now beginning to reap the benefits of our efforts.

Sharp improvement in profit margins

In 2002, our operating margin increased from 12.1% to 12.9%, one of the largest increases ever recorded.

This improvement was achieved by focusing our resources on a limited number of brands, by concentrating and specialising our industrial facilities, through global economies of scale, strict control of purchasing costs and overheads, and by effectively integrating the brands acquired in 2000 and 2001.

The resulting cost savings have enabled us to allocate more resources for the global expansion of our brands, while at the same time improving our profit margins.

This is what we call the "virtuous spiral of growth", a concept to which, as you know, we attach a great deal of importance.

Success of Sanofi-Synthélabo

Sanofi-Synthélabo again made a strong contribution to our group. Its results confirm the tremendous success of the merger and the very bright prospects for this business.

MANY YEARS OF GROWTH AHEAD

Short-term challenges, but...

2003 looks set to bring opportunities and challenges in equal measure. Political uncertainties are clouding the global economic environment, and currency fluctuations will again have a substantial impact when we consolidate the sales and earnings of our subsidiaries.

However, we remain optimistic. We are fortunate to be operating in markets that are less sensitive than others to economic cycles. When the outlook is gloomy, a customer who delays the purchase of a consumer durable will continue to buy cosmetics products as they provide a sense of well-being at a reasonable price.

Furthermore, our Research and Marketing teams have prepared ambitious product initiatives spanning all market segments and in all countries to bolster demand and increase our market shares.

For many years we have also consistently applied a policy of currency hedging and a production policy that limits product transfers between Europe and North America.

Ongoing improvements in cash management have further strengthened our already strong balance sheet.

For all these reasons we are confident about our prospects in 2003.

Excellent prospects

The concepts of beauty and well-being have always been intimately linked. To take care of one's appearance is not just to



please others; it is also and probably primarily to please oneself, to feel comfortable and confident in one's relations with others.

This is doubtless why, even in the most developed countries, our markets continue to show constant growth.

On the one hand, the use of cosmetics now covers an increasing proportion of the consumer's life span.

On the other hand, we are now seeing the emergence of increasingly young consumers who wish to assert their identity and their personality. Products for men constitute another market opportunity, which, though still in its infancy, is highly promising.

Finally, the widespread aspiration of consumers for higher quality cosmetics with better performance levels offers the prospect of greater added value for our product lines.

In view of these factors, we still have ambitious plans for Europe, and are far from having realised our potential in the United States.

Immense growth potential in new markets

As well as the above growth factors, there are also considerable future opportunities for our industry as consumer spending increases in new markets that are rapidly opening.

In Asia, where there are more potential consumers than in Europe and North America combined, our brands are already established.

Eastern Europe and Latin America offer rapid growth opportunities. In India and Africa, where we have yet to build up our operations, foundations are being laid for future development.

Together, these markets constitute immense growth opportunities for the years to come.

A CLEAR STRATEGIC VISION FOR SUSTAINABLE GROWTH

Organic growth as a core priority

L'Oréal has always given priority to organic growth in markets with rapid development potential.

Acquisitions can supplement but can never replace organic growth. They are therefore governed by an extremely selective policy, and are targeted at promising market sectors where the group is not yet active, or towards regionally strong brands that can be linked with our existing brands to accelerate their international expansion.

Innovation to bolster the core brands

Founded by a scientist, L'Oréal has, from the outset, chosen to base its success on innovation and quality. Once again in 2002, the research budget grew faster than sales.

The efforts of L'Oréal's Research arm, which consists of over 2,800 scientists, are focused on a limited number of global brands.

Fourteen global brands now account for over 92% of our sales, forming a balanced and complementary portfolio that is evenly distributed according to distribution channels and product categories. Each brand is clearly positioned in a specific segment, reducing the risks of competition between the group's different brands.

Constant search for new opportunities

To drive the group's future growth, we must constantly look for new market segments that offer rapid expansion potential.

In 2001, we made a bold move in the field of cosmetics for consumers of African origin by acquiring Carson, thus becoming the world leader in this market. 2002 saw the rapid development of these products in Africa and the opening of a specialised research centre in Chicago.

Also in 2002, a joint venture was set up with Nestlé for the marketing of nutritional supplements with proven benefits for the skin and hair. More commonly called "beauty pills", the first products will be launched in 2003 under the Innéov brand, and will draw on the world-renowned research capabilities of both companies. In our view this is an outstanding mid-term opportunity.

A proven and shared business growth model

For the past 18 years, constant increases in global sales combined with steadily improving profit margins have enabled us to achieve double-digit earnings growth.



We believe that this goal is both necessary and achievable in the future. To this end, we expect to significantly improve our profit margins in emerging countries where the heaviest infrastructure expenditures have now been completed and the impact of economies of scale is beginning to be felt.

Furthermore, determined and ongoing efforts are directed at cutting production costs, simplifying administrative structures and procedures, and reducing overheads.

A business growth model of this type can only be implemented if employees share and believe in the goals of the company. L'Oréal's aim is to ensure that company staff participate in and benefit from the company's economic success. We are fully aware that our success stems from our teams' determination and enthusiasm and I would like to thank them for demonstrating both of these qualities once again in 2002.

A group that is aware of its responsibilities

Fully aware of its responsibilities, L'Oréal pursues its goals within strict ethical guidelines that are set out in a charter issued to every one of our employees.

We also aim to be closely involved with the communities in which we operate, to further limit the impact of our activities on the environment and to provide exemplary working conditions for our employees.

It is the combination of these economic and human ambitions that forms the backbone of the group's sustainable development and the basis of our confidence for the future.

Lindsay Owen-Jones

Chairman and Chief Executive Officer of L'Oréal

MANAGEMENT COMMITTEE

☐ Lindsay Owen-Jones CBE
Chairman and Chief Executive Officer

☐ Béatrice Dautresme
Executive Vice-President
Strategic Business Development

☐ Giorgio Galli
Executive Vice-President
Corporate Communications
and External Affairs











☐ Jean-Jacques Lebel
President
Professional Products

☐ Christian Mulliez *
Executive Vice-President
Administration and Finance

* *Succeeded Michel Somnolet on 1st January 2003.*

☐ Jean-François Grollier

Executive Vice-President
Research and Development

☐ Marcel Lafforgue

Executive Vice-President
Production and Technology











☐ Patrick Rabain

President
Consumer Products

☐ François Vachey

Executive Vice-President
Human Resources

☐ Gilles Weil

President
Luxury Products

L'ORÉAL FINANCIAL HIGHLIGHTS

Key group figures

Breakdown of share ownership as at 31st December 2002



Mrs Bettencourt and her family
51%
Nestlé
49%
53.7%
Gesparal
L'ORÉAL
46.3%
Public
3.9% Treasury shares
16.2% French institutional investors(1)
18.6% International institutional investors(1)
7.6% Individual shareholders(1)

(1) Estimations.

L'Oréal in 2002 (€ millions)

	2001	2002	Growth
Consolidated sales	13,740	14,288	+4.0%
Pre-tax profit of fully consolidated companies	1,502	1,698	+13.1%
Net profit before capital gains and losses and after minority interests	1,229	1,456	+18.5%
Net profit before capital gains and losses and after minority interests per share[2] (€)	1.82	2.15	+18.5%

(2) In order to provide data that are genuinely recurrent, L'Oréal calculates and publishes net earnings per share based on Net profit before capital gains and losses and after minority interests, before allowing for the provision for depreciation of treasury shares, capital gains and losses on fixed assets, restructuring costs, and the amortisation of goodwill.

Dividend

(excluding tax already paid to French Treasury, or tax credit)	Paid in 2002	Proposed for 2003[3]	Growth
in euros	0.54	0.64	+18.5%

(3) Resolution of Annual General Meeting, 22nd May 2003.

L'Oréal cosmetics branch

Breakdown of 2002 consolidated cosmetics sales by division

%	Division	€ millions	Growth based on consolidated figures	Like-for-like growth
54.5%	Consumer Products	7,601	+4.4%	+9.2%
26.1%	Luxury Products	3,642	+2.6%	+6.7%
13.6%	Professional Products	1,898	+4.8%	+9.2%
5.0%	Active Cosmetics	695	+6.5%	+10.5%
	Total cosmetics sales(1)	**13,952**	**+4.2%**	**+8.7%**

(1) The difference between the total cosmetics sales and the combined total of the 4 divisions and department (€ 116 million) consists mainly of mail order sales.

Breakdown of 2002 consolidated cosmetics sales by business segment

%	Segment	€ millions	Growth based on consolidated figures	Like-for-like growth
24.5%	Haircare	3,409	+5.8%	+9.9%
22.1%	Make-up	3,087	+3.9%	+8.4%
18.6%	Colourants	2,596	-	+5.8%
19.9%	Skincare	2,779	+11.5%	+14.9%
11.6%	Perfumes	1,616	-2.8%	+3.4%
3.3%	Other	464	+3.5%	+3.3%
	Total cosmetics sales	**13,952**	**+4.2%**	**+8.7%**

Breakdown of 2002 consolidated cosmetics sales by geographic zone



%	Zone	€ millions	Growth based on consolidated figures	Like-for-like growth
49.9%	Western Europe	6,963	+5.8%	+6.1%
30.3%	North America	4,225	-0.8%	+5.6%
19.8%	Rest of the World	2,764	+8.1%	+21.8%
	Total cosmetics sales	**13,952**	**+4.2%**	**+8.7%**

Adjusted operating profit(2) of the cosmetics branch by geographic zone

	2001		2002	
	€ millions	% of sales	€ millions	% of sales
Western Europe	875	13.3%	971	13.9%
North America	522	12.3%	535	12.7%
Rest of the World	207	8.1%	262	9.5%
Cosmetics total	**1,604**	**12.0%**	**1,768**	**12.7%**

(2) Adjusted operating profit, i.e. including exchange gains and losses.

Cosmetics and dermatological branches

Pre-tax profit of fully consolidated companies by branch

	€ millions	Weight	Growth	% of sales
Cosmetics	1,631	96%	+12.8%	11.7%
Dermatology	55	3%	+8.6%	17.2%

A SOUND FINANCIAL STRUCTURE

Balance sheet, cash flows and financial ratios[1]

Balance sheet 2002 (€ millions)


ASSETS
Total
14,973
LIABILITIES
Net fixed assets
8,130
7,422
Shareholders' equity
12
Minority interests
Stocks and debtors - net
4,627
1,513
Provisions
for liabilities and charges
2,646
Debt
Cash and short-term
investments
2,216
3,380
Current liabilities

Sources and applications of funds 2002 (€ millions)


SOURCES
APPLICATIONS
Net book profit of fully
consolidated companies
940
533
Capital expenditure
1,292
Operating cash flow
Depreciation
and provisions
721
-151
Change in working
capital requirements
Others
-82
-95
Dividends received
from equity affiliates
Cash flow
1,579

Financial ratios

		2001	2002
Pre-tax profit of fully consolidated companies / Sales	=	10.9%	11.9%
Net profit before capital gains and losses and minority interests of fully consolidated companies / Sales	=	9.0%	10.2%
Net profit before capital gains and losses after minority interests / Opening shareholders' equity	=	19.9%	20.2%
Net borrowings / Shareholders' equity plus minority interests	=	12.6%	4.8%

(1) See accounting principles (Volume 2 of the Annual Report).

Rising levels of performance


Consolidated sales
(€ millions)
12,671
13,740
14,288
+17.9%
+8.4%
+4.0%
2000
2001
2002
Consolidated sales by branch(1)
(€ millions)
12,317
13,394
13,952
263
292
321
2000
2001
2002
Cosmetics
Dermatology
Pre-tax profit of fully consolidated companies
(€ millions)
1,322
1,502
1,698
+17.5%
+13.6%
+13.1%
2000
2001
2002
Net profit before capital gains and losses and after minority interests
(€ millions)
1,028
1,229
1,456
+24.2%
+19.6%
+18.5%
2000
2001
2002

(1) *The group's business is organised into two branches: cosmetics and dermatology. The other divisions do not constitute a branch.*

Net dividend per share (excluding tax credit)

(€)

	2000	2001	2002
Net dividend per share	0.44	0.54	0.64
Change	+29.4%	+22.7%	+18.5%

Capital expenditure

cosmetology and dermatology (€ millions)

	2000	2001	2002
Capital expenditure	339	438	468
Change	+9.7%	+29.2%	+6.8%

FINANCIAL DATA

1998[1]	1998	1997	1996	1995	1994	1993	1992
9,588	11,498	10,537	9,200	8,136	7,260	6,123	5,727
979	1,339	1,183	1,011	897	816	685	611
10.2	*11.6*	*11.2*	*11.0*	*11.0*	*11.2*	*11.2*	*10.7*
375	488	422	328	285	256	211	189
722	807	722	644	579	529	448	395
7.5	*7.0*	*6.9*	*7.0*	*7.1*	*7.3*	*7.3*	*6.9*
719	719	641	568	515	476	394	350
191	191	165	144	125	114	96	85
5,299	5,590	5,346	4,687	3,550	3,366	2,029	1,808
4,229	4,937	4,512	4,048	3,617	3,182	3,182	3,041
762	*903*	*825*	*810*	*685*	*844*	*960*	*847*
5,123	5,428	5,015	4,429	3,938	3,642	2,728	2,461
1,718	1,748	1,767	1,598	848	979	619	638
1.06	1.06	0.95	0.84	0.76	0.70	0.62	0.55
0.28	0.28	0.24	0.21	0.18	0.17	0.15	0.13
0.14	0.14	0.12	0.11	0.09	0.09	0.07	0.07
61.59	61.59	35.90	29.79	18.17	15.09	18.09	14.79
6,062,160	676,062,160	676,062,160	676,062,160	614,601,970	614,601,970	581,891,760	581,891,760

(5) Restated to reflect the ten-for-one share split decided at the Extraordinary General Meeting of 14th June 1990.
(6) Figures restated to reflect the one-for-ten bonus share allocation decided by the Board of Directors as of 23rd May 1996.
(7) Ten-for-one share split (Annual General Meeting of 30th May 2000).
(8) Net earnings per share are based on the weighted average number of shares outstanding in accordance with the accounting standards in force.
(9) In order to provide data that are genuinely recurrent, L'Oréal calculates and publishes net earnings per share based on Net profit before capital gains and losses and after minority interests, before allowing for the provision for depreciation of treasury shares, capital gains and losses on fixed assets, restructuring costs, and the amortisation of goodwill.
(10) No financial instruments have been issued which could result in the creation of new L'Oréal shares.
(11) The L'Oréal share has been listed in euros on the Paris Bourse since 4th January 1999, where it was listed in 1963.

1992 - 2002: TEN YEARS OF CONSOLIDATEI

€ millions	**2002**	2001	2000[2]	1999(
Results of operations				
Consolidated sales	14,288	13,740	12,671	10,7
Pre-tax profit of fully consolidated companies	1,698	1,502	1,322	1,1
As a percentage of consolidated sales	*11.9*	*10.9*	*10.4*	*10*
Corporate tax	580	536	488	4
Net profit before capital gains and losses and minority interests	1,464	1,236	1,033	8
As a percentage of consolidated sales	*10.2*	*9.0*	*8.2*	*7*
Net profit before capital gains and losses and after minority interests	1,456	1,229	1,028	8
Total dividend	433	365	297	2
Balance sheet				
Fixed assets	8,130	8,140	7,605	5,9
Current assets	6,843	6,724	6,256	5,1
Of which cash and short-term investments	*2,216*	*1,954*	*1,588*	*1,0*
Shareholders' equity[3]	7,434	7,210	6,179	5,4
Loans and debt	2,646	2,939	3,424	1,9
Per share data *(notes 4 to 7)*				
Net profit before capital gains and losses and after minority interests per share[8] [9] [10]	2.15	1.82	1.52	1.
Net dividend per share[11] [12]	0.64	0.54	0.44	0.
Tax credit	0.32	0.27	0.22	0.
Share price as of 31st December[11]	72.55	80.90	91.30	79.
Weighted average number of shares outstanding	675,990,516	676,062,160	676,062,160	676,062,1

(1) For purposes of comparability, the figures include:
- *in 1998, the pro forma impact of the change in the consolidation method for Synthélabo, following its merger with Sanofi in May 1999,*
- *the impact in 1998 and 1999 of the application of CRC Regulation no.99-02 from 1st January 2000 onwards. This involves the inclusion of all deferred tax liabilities, evaluated using the balance sheet approach and the extended concept, the activation of financial leasing contracts considered to be material, and the reclassification of profit sharing under "Personal costs".*

(2) The figures for 1999 and 2000 also include the impact on the balance sheet of adopting the preferential method for the recording of employee retirement obligation and related benefits from 1st January 2001 onwards. However, the new method had no material impact on the profit and loss account of the years concerned.

(3) Plus minority interests.

(4) Including investment certificates issued in 1986 and bonus share issues. Public Exchange Offers were made for investment certificates and voting right certificates on the date

CULTURALLY DIVERSE GLOBAL COSMETICS BRANDS

BRANDS OF EUROPEAN ORIGIN




L'ORÉAL
PARIS




GARNIER




VICHY
LABORATOIRES




LA ROCHE-POSAY
LABORATOIRE PHARMACEUTIQUE




L'ORÉAL
PROFESSIONNEL
PARIS



LANCÔME
PARIS



GIORGIO ARMANI
PARFUMS




cacharel




BIOTHERM

BRANDS OF AMERICAN ORIGIN





SOFTSHEEN·CARSON™

MAYBE SHE'S BORN WITH IT. MAYBE IT'S MAYBELLINE.
MAYBELLINE
NEW YORK





MATRIX

REDKEN
5TH AVENUE NYC







RALPH LAUREN

Kiehl's
SINCE 1851

HELENA RUBINSTEIN HR


BRAND
OF ASIAN ORIGIN



shu uemura

INCREASING SCIENTIFIC CREATIVITY WORLDWIDE



Chemists use combinatorial chemistry to design new compounds.

Behind the scenes for the products of tomorrow

The decision, over twenty years ago, to invest in biotechnologies, and the life sciences in particular, was a bold gamble. Today it is paying off. Indeed, how could anyone develop products for skin and hair, which are living organs, without understanding how the balance of healthy skin and hair is maintained? How and why is this equilibrium destroyed through exposure to sunlight, hair loss, the appearance of blemishes and the action of time?

By answering these questions, L'Oréal is paving the way for future products that combat ageing of the skin, hair loss and skin blemishes. The focus on prevention that underlies the development of all cosmetic products is now enhanced by a concern for protection.

For example, an active ingredient extracted from thermal plankton obtained through biotechnology has been shown to protect against the damage caused to immune system cells by sunlight. It has now been added to sun protection formulas to enhance the protective and preventive action of L'Oréal's patented sun filters, Mexoryl SX and Mexoryl XL.

There is another field in which L'Oréal has invested a great deal for over 30 years: high technology and nanotechnologies. These developments have led to major successes:
- the development of models of human skin through the revolution in cellular bioengineering;

Research & Development budget (approximately 3% of consolidated sales)
(€ millions)

2000	2001	2002
383	432	469

Cosmetic and dermatological research

	2000	2001	2002
Employees	2,564	2,743	2,823
Patents	420	493	501

International extensions of patents in 2002 = 25,309

- the design of non-invasive instruments for measuring skin and hair properties. In 2002, a joint project with the company ST Microelectronics led to the development of Skinchip®. This is a microelectronic sensor capable of supplying an image of the skin surface within a few seconds, together with information about moisturisation, ageing and blemishes in pigmentation;
- the harnassing of nanovectors to deliver fragile active ingredients to exactly where they are needed by the skin and hair.

In 2002, L'Oréal teams also developed the first-ever model of "aged" skin - a reconstructed skin that simulates glycation, one of the main phenomena occurring in the ageing of the dermis. In addition, they used 3D modelling to reveal the complexity of the hair follicle. This work, carried out jointly with Dassault Systèmes, will enable a better understanding of the hair cycle and lead to the design of new molecules.

Since the science of cosmetics is a discipline in its own right, it draws on the ideas and the advances of the scientific community as a whole. This has led to many joint projects worldwide with teams in universities, hospitals and the private sector. The global dimension of this approach is reflected in research into skin and hair of different ethnic types.

In 2002, the results of a 5-year study of Chinese skin, based on a sample group of two thousand women, were revealed at the Congress of World Dermatology in Paris. The study's results provided the basis for a typological classification of skin, complete with conclusions on the appearance of wrinkles and blemishes, and on the impact of environmental factors such as climate, nutrition and tobacco. The study also provided data about sensitive skin in China. The data were correlated with those of two other research projects aimed at determining the percentage of sensitive skin in populations of Afro-American, Asian, European and Latin American origin.

In addition, the hair research teams have published data on African hair and its brittleness, breaking strength and dryness (the result of a specific pattern of lipid distribution in the follicle). These findings have been incorporated in the group's ethnic products.



Episkin reconstructed epidermis kit.



Model of hair follicle with its sebaceous gland and arrector pili muscle.

Image of cerebral activation in subjects with non-sensitive skin and sensitive skin.





An HTS robot tests the efficacy of biological active ingredients.



The keys to innovation: knowledge, efficacy and safety

Ever since 1907, the L'Oréal group has been steadfastly investing in research. This commitment is worldwide, and enriches all the key fields of cosmetics: skincare, make-up, sun protection, haircare, colourants, styling, hair and body hygiene, and perfumes.

In support of the global roll-out of the group's brands, L'Oréal Research has taken up the challenge of significantly increasing the creativity and productivity of its teams, by equipping them with the latest technology. They are thus able to evaluate a product's efficacy and safety at each stage of its development.

The initial tests are carried out in vitro. Once an active ingredient has been identified, and shown to be both harmless and effective, a model of the product is made, combining it with an excipient and, where appropriate, with other active ingredients. Safety and efficacy are then again checked in vitro. Once the final formulation has been determined, it is tested with dermatological monitoring on a sample group of volunteers. This clinical evaluation stage on volunteers is carried out by external evaluation centres located in different continents.

Finally, sensorial performances are evaluated using panels of trained individuals, before the go-ahead is given for large-scale consumer testing in different parts of the world. The L'Oréal group's evaluation centres are located in twelve different countries, to ensure that each formula is ideally suited to its market. In some cases a formula may be adapted to ensure that consumers' needs are met. For example, gel textures are preferred in countries with hot climates, and some fragrances popular in Europe are not suitable for Asia.

To further increase its innovative capability, the group has invested in robots to carry out high throughput screening. Automation on this scale enables the rapid evaluation of a wide range of chemical, physical and biological properties in hundreds of molecules.

Innovation breeds innovation

In some cases, the knowledge and expertise gathered enable another form of innovation: finding other applications for a particularly effective molecule. UVA filters, for example, are not used only in sun protection products. Today they also contribute to the efficacy of everyday skincare creams, as biologists have shown that exposure to UVA has adverse effects in terms of the ageing of the skin.

Research into skin lipids, which has inspired the development of skincare and make-up products with ceramides, has also led to the use of a specific ceramide to repair damaged hair.

The innovators

Behind each innovation, there are teams of men and women. L'Oréal Research employs staff of about 60 nationalities working in 30 different specialisations, and most of our researchers are women. Our multi-disciplinary and multi-cultural research force is present in three continents (Asia, Europe and North America). This diversity fosters internationalisation and enables us to adapt our products to suit different countries.



Ceramide R, a biomimetic compound.

RESEARCH ACHIEVEMENTS

Without attempting to be exhaustive, we may recall some key milestones which have marked the history of cosmetics and of cosmetics research. A total of over 120 new molecules have been patented and used by L'Oréal over the last 40 years.

Ceramide R: *inspired by natural ceramides, this synthetic ceramide repairs the cuticle of damaged hair, strengthening it and making the hair shine. It was discovered in 1989, launched in 1995 in an Elsève shampoo, and included in ethnic products in 2001.*

Sun filters: *designing and synthesising compounds capable of absorbing ultraviolet A and B radiation was a major project. Success came with the first photostable UVA filter, Mexoryl SX, and later with the UVA-UVB filter, Mexoryl XL. Both have been incorporated in all the L'Oréal group's sun protection products since 1999, except in the United States.*

Skin models: *reconstructing skin from human cells was a dream in the 1970s. By the early 1980s, a L'Oréal team had made it a reality. These skin bioengineering techniques have now been mastered, and provide models of skin complete with its barrier function, pigmentation and immune response. The models are routinely used for biological research and for evaluating safety and efficacy. In 2000, L'Oréal opened a centre for the large-scale production of epidermis kits, and, again in 2002, the first model capable of simulating skin ageing was developed.*

Nanovectors: *these are systems that encapsulate and transport often fragile active ingredients. The vectors (liposomes, niosomes and nanocapsules) – nanometric in size and thus compatible with the intercellular dimensions of skin and hair – have been introduced into the skincare ranges of several of the group's brands.*

PRODUCTION AND TECHNOLOGY

STRONG INDUSTRIAL CONTRIBUTION TO THE GROUP'S ECONOMIC PERFORMANCE

In a year marked by growing production, L'Oréal's industrial organisation made a very strong contribution to the group's economic performance. With 14,500 full-time equivalent employees across 42 factories, producing some 3.7 billion units, the group's industrial capability continued to play its role in furthering sustainable development.



Packaging line, Suzhou factory, China.

Manufacturing process development and packaging

In 2002, the development of intricate manufacturing processes enabled the successful launch of VICHY'S anti-dandruff product Dercos and Fibre mascara from GEMEY-MAYBELLINE.

The registration of 78 packaging patents, in line with previous years, reflects the on-going emphasis on research.

Quality, safety and the environment

In 2002, the proportion of products made in ISO certified factories reached 86% following the certification of our factory in China.

Safety levels in our manufacturing sites were improved by 25%, consolidating the advances made through our safety policy.

Our factories managed to reuse, recycle or incinerate 89.5% of their waste, and all effluents from our factories comply with locally applicable standards.

Localised production

	Cosmetics output in 2002 (millions of units produced excluding acquisitions)	Cosmetics sales in 2002 (€ millions)
Western Europe	55% 2,054	50% 6,963
North America	27% 1,003	30% 4,225
Rest of the World	18% 669	20% 2,764

€ millions	2000	2001	2002
Cosmetics investments Production & physical distribution commitments	288.7	317.4	318.3
Index (base: 100 in 2000)			
Comparable product purchasing price index trend	100	98.1	95.6
Units			
Packaging patents	85	71	78

MANUFACTURING ORGANISATION

Europe - Consumer Products Division

In Europe, the Consumer Products Division has largely completed its restructuring by brand and by technology. There are now four factories for the L'ORÉAL PARIS brand and five for GARNIER supplying European markets. This simplification further speeds up product development, ensures the lowest production cost, and improves distribution cost control through highly efficient logistical systems.

North America

The Montreal factory, dedicated to the Professional Products Division, has doubled its output, and achieved cost levels comparable with the European factories.
The Solon factory in the United States, which previously only produced for the MATRIX brand, has now been integrated into the Professional Products Division. Since this move, its performance has improved tremendously.

COST REDUCTION

In 2002, production costs were reduced by integrating acquisitions made in 2001 into the group's industrial organisation, closing five factories, simplifying the manufacturing structure in Europe, and increasing output.
Purchases, the largest component of production costs, were kept under very tight control even with the backdrop of increasing basic raw material prices. The reduction of costs with our partner suppliers and the analysis of product value enabled a further decline in the comparable product purchasing price index.
Ongoing innovation and the constant improvement of product value help to ensure that more advances can be made in the future.

THE CHALLENGE OF EXPANSION OUTSIDE EUROPE AND NORTH AMERICA

In 2002, the group continued to expand outside Europe and North America. To enable this, industrial facilities were concentrated, extended and specialised in each zone.

Latin America: with the closure of the Argentinean factory, production was concentrated in Brazil.

Africa: in South Africa, the L'Oréal factory was closed and the Carson factory was reorganised to become the SOFTSHEEN.CARSON manufacturing centre for Africa and Europe.

Eastern Europe: the capacity of the Polish factory was doubled, enabling it to supply Eastern Europe and the Russian Federation.

Asia Pacific: after doubling its manufacturing output, the Suzhou factory in China became the group's largest industrial base for Asia. The Australian factory was closed.

Industrial factories in the world


NORTH AMERICA
EUROPE
MEXICO
BRAZIL
CHILE
ISRAEL
INDIA
CHINA
JAPAN
INDONESIA
SOUTH AFRICA
Consumer Products
Luxury Products
Professional Products
Active Cosmetics
Dermatology
Raw materials

SPOTTING AND REVEALING TALENT

L'Oréal is aware of the importance of long-term vision in a multicultural context and looks on the international recruitment and development of its teams as vital challenges. In L'Oréal businesses all over the world, the group's Human Resources structures foster the personal development of its 50,491 employees of 98 different nationalities, using an approach tailored to suit each individual.



Marketing team of L'Oréal Professionnel.

Recruiting talented people

This is one of our essential concerns in building the future of L'Oréal. In 2002:

- 332,300 applications were received for recruitment at management level. 21,800 candidates were interviewed and 1,594 (60% of them female) were chosen to join the group,
- 165,700 Internet applications were received,
- 8% of management recruits work outside their country of origin,
- 58% of management recruits are under 30 years of age,
- the group's presence in universities was strengthened: there are now 129 partnership agreements worldwide,
- the E-Strat Challenge and the L'Oréal Marketing Award help the group spot new talent for the future,
- 1,590 students carried out training periods at L'Oréal.

Enriching individual skills

Training, one of fundamental concerns of L'Oréal, is based on three approaches:

- acquiring professional and technical skills,
- developing individual abilities,
- integrating employees into the corporate culture.

It is coordinated by the Continuing Education Division, which consists of:

- a corporate team, based in France, in charge of development and international programmes,

Managers by geographic zone

- 20% North America
- 4% Other continents
- 7% Latin America
- 29% Europe
- 30% France
- 10% Asia

	2000	2001	2002
Global workforce	48,222	49,150	50,491
Global number of managers	11,020	11,695	12,612

Percentages of female and male managers

	2000	2001	2002
Women	52%	51%	51%
Men	48%	49%	49%

The L'Oréal E-Strat Challenge: on-line business strategy game.


www.e-strat.loreal.com


It's more than a game.
It's business.
L'ORÉAL
e-strat
challenge
Enter before 2 December 2002. Sign up on the Website

E-STRAT CHALLENGE

L'Oréal's widely acclaimed strategy game has become popular in business schools and universities all over the world. Since its creation in 2000, 26,400 students from 80 countries have registered for the game. As virtual chief executives, the players must demonstrate creativity and teamwork, be prepared to take risks and show their decision-making ability if they want to win. As well as enabling L'Oréal to spot talent for the future, the game provides the student community worldwide with an excellent opportunity to experience at first hand the strategic issues of the cosmetics sector.

- Management Development Centres in New York, Rio de Janeiro and Singapore,
- the training departments of the operational and functional divisions, focussed on specific business segments,
- all of these operate in liaison with the CEDEP in France, whose international management programmes are aimed at future senior managers.

In 2002:

- the Management Development Centres organised 65 seminars attended by 1,353 participants,
- 80% of the marketing teams of the Consumer Products Division in Europe, Africa, the Middle East and the Pacific zones attended a training course.

Developing managerial talent

The new Talent Development programme is intended for all L'Oréal managers, and enables the assessment of individual performance and skills. Information meetings were held on the programme, which consists of training programmes (including an e.learning module) for all managerial staff, and is fully in line with the needs expressed by the group's employees.

Encouraging mobility

A continuous process of personalised monitoring enables the tailoring of career profiles to suit individual personalities. Internal and international mobility ensures that managers gather a wide range of experience and are prepared for future senior management positions:

- each year over 27% of managers are promoted to new positions,
- managers are put in charge of units (brands, subsidiaries, laboratories and factories) after an average of seven and a half years with the group,
- 1,447 managers are currently working outside their country of origin.

The group's career development policy enables rapid access to management responsibilities.



Financial Department of L'Oréal Paris.

COMMITMENT AND RESPONSIBILITY

The group continued to implement its sustainable development approach, based on strong ethical principles shared by all its personnel, excellent working conditions for all employees, and practical initiatives aimed at protecting the environment and serving the community at large.
A Sustainable Development Committee coordinates the actions taken in each area of activity. In 2002, L'Oréal was included in the main sustainable development indexes for listed companies in Europe.

Limiting environmental impact

Even though the cosmetics industry causes relatively little pollution, the group has been applying a pro-active policy for the last ten years to further limit the environmental impact of its activities. At all its sites – factories, offices, laboratories, distribution centres – L'Oréal strives to reduce water and energy consumption, to treat effluents, and to reuse or recycle waste.

The group views the reduction of its waste as a major challenge. The "zero landfill" target has now been achieved at 45% of its sites worldwide, and in all of its French factories.

At the Karlsruhe factory in Germany, for example, a new recycling method has been developed for aerosol cans that fail to meet quality control requirements and for obsolete products. The gas, the various components of the products and the containers are all recovered and reused. This innovative system means that 97% of the aerosol products can be recycled, while the remaining 3% are used to produce energy.

The treatment of effluents is of the utmost importance to L'Oréal. To ensure that its factory at Rambouillet, near Paris, meets quality standards, L'Oréal has, for example, set up a treatment plant that combines biological waste water treatment with an innovative filtering technique.

The group's Environment Division monitors the performance of each site on charts recording 65 parameters that are updated on a monthly basis.

Motivation and corporate pride

The corporate pride and motivation of personnel are essential prerequisites for the company's sustainable development. L'Oréal strives to ensure exemplary working conditions for all its employees, and to build up their loyalty by enabling them to share in the benefits of growth and results.

To this end, the group has set up a profit sharing scheme in all its subsidiaries. L'Oréal Worldwide Profit Sharing means that employees in almost every country received the equivalent of


Work accidents per hour worked(1)
30
25
20
15
10
5
0
1993
2002

(1) Work injury frequency rate = number of accidents resulting in sick leave/1 million hours worked.

Since 1993, the work injury frequency rate of our industrial sites and distribution centres has fallen by 75%.

Progress of environmental indicators
(group factories and distribution centres)

	1992	2002	Chang
Water consumption (litres/finished product)	1.55	0.85	-45
Energy consumption (kWh/1,000 finished products)	237	198	-16
Reuse & recycling index (%)	+69.2%	+86.3%	+25

Water treatment station, Rambouillet factory, France.



one week's additional salary in 2002. Profit sharing is provided in addition to individually calculated salaries that are competitive within the local context.

The scheme should enable employees to receive the equivalent of two weeks additional salary in 2003, and one month's additional salary within the next three years.

Apprenticeships and integration

For several years, L'Oréal has been investing in the training and integration of young people. In France, apprentices now represent 2.7% of the total workforce. The apprenticeship system has taken on an international dimension with the creation of foreign placements for French apprentices, and with the development of work-based training by the group's European subsidiaries, in accordance with local circumstances and legal requirements.

With support from the excellent partnerships that have been built up and with the commitment of its employees, L'Oréal also maintains a variety of projects in the area of work opportunities and solidarity. Many initiatives have been launched in each country: the integration of disabled employees, beauty workshops, the sponsoring of young people without educational qualifications, assistance in training the unemployed, local services, and beauty care services for people with psychological or social difficulties.

Meeting communities' expectations

L'Oréal is determined by such means to demonstrate good citizenship through practical, useful and targeted action.

The L'Oréal-Unesco "For Women in Science" programme is a symbol of the group's commitment. The programme promotes the role of women in research and stimulates the awakening of new scientific vocations. Each year, L'Oréal-Unesco "For Women in Science" awards are made to five outstanding women. In addition, fellowships are awarded to young scientists from all over the world to encourage them to persevere in their scientific careers.

L'Oréal also supports local humanitarian, social, cultural and educational initiatives, demonstrating the group's close involvement with the communities in which it operates.

A MODEL FACTORY IN CHINA

The Suzhou factory in China has very rapidly met the group's quality standards, and in less than two years has become a model of safety (no accidents have been reported during this period) and care for the environment. For this achievement, it received the group's "Environment and Safety Excellence" award for the best overall performance in these areas.

COSMETICS


REDKEN

PROFESSIONAL PRODUCTS


GARNIER

CONSUMER PRODUCTS



LUXURY PRODUCTS


VICHY

ACTIVE COSMETICS

BRANDS FOR EACH BUSINESS SEGMENT
AND IN ALL TYPES OF DISTRIBUTION CHANNELS

▷ pages 26-31

L'ORÉAL PROFESSIONNEL
KÉRASTASE
MATRIX
REDKEN

The Professional Products Division develops innovative haircare products for salons all over the world. Its brands feature colourants, haircare, permanent wave and styling products that cover the whole range of hairdressers' needs.

▷ pages 32-39

L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN◦CARSON
CLUB DES CRÉATEURS DE BEAUTÉ

The Consumer Products Division markets high technology products to a wide range of customers through its global brands. Its products are competitively priced and are sold through mass-market retailing channels.

▷ pages 40-47

LANCÔME
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
CACHAREL
GUY LAROCHE
PALOMA PICASSO
KIEHL'S
SHU UEMURA

The Luxury Products Division develops prestigious global brands through a selective distribution network: department stores, perfumeries and travel retail outlets. Its high value added ranges incorporate the latest innovations of L'Oréal Research.

▷ pages 48-51

VICHY
LA ROCHE-POSAY

The Active Cosmetics Department markets dermo-cosmetic healthcare brands in pharmacies and specialist sections of drugstores. The products are backed up by pharmaceutical advice and dermatological prescription.



L'ORÉAL PROFESSIONNEL

KÉRASTASE

MATRIX

REDKEN

PROFESSIONAL PRODUCTS

PARTNERSHIP WITH HAIRDRESSERS ALL OVER THE WORLD

The Professional Products Division boasts a portfolio of unique and complementary brands to meet the needs of every type of hair salon worldwide, whatever the stage of development of the professional product market. Its colourants and its styling, texture and haircare products, are specially designed to meet all hairdressers' needs.



"The Professional Products Division showed significant growth in 2002: like-for-like growth was 9.2% in an economic climate that was favourable to hair salons. In Western Europe, the increase in the Division's sales outstripped the market growth rate. In North America, the Division reinforced its leadership with an increase of 11.4%. Growth was maintained in the rest of the world, particularly in Eastern Europe and Asia. Growth was strongest in colourants and haircare. The Division built up its partnership with hairdressers throughout the world, while at the same time fostering the development of the hairdressing profession."

Jean-Jacques Lebel
President Professional Products

CHALLENGES AND GROWTH STRATEGY

The growth strategy of the Professional Products Division is to speed up the globalisation of its brands by focussing in particular on areas where it is at present under-represented in market share terms, i.e. Asia and Eastern Europe.

The Division will also grow by creating new services not only in straightening and colourants, but also in haircare and styling, particularly through salon sales of products for home use.

The Division's expertise in hairdresser training and development programmes designed for all types of salons will continue to stimulate dynamism in the profession as a whole.

Consolidated sales by geographic zone

€ millions	2001	2002	% of 2002 sales	Like-for-like growth 2002/2001
Western Europe	881.5	933.9	49.2%	5.8%
North America	586.5	625.1	32.9%	11.4%
Rest of the World	342.6	339.3	17.9%	14.8%
Total	**1,810.6**	**1,898.3**	**100.0%**	**9.2%**

Consolidated sales by business segment

€ millions	2001	2002	% of 2002 sales	Like-for-like growth 2002/2001
Colourants	753.1	791.8	41.7%	9.2%
Styling and waves	369.5	370.7	19.5%	3.1%
Shampoos and haircare	688.1	735.8	38.8%	12.5%
Total	**1,810.6**	**1,898.3**	**100.0%**	**9.2%**


REDKEN
5TH AVENUE NYC

2002 HIGHLIGHTS

- Strengthening of L'ORÉAL PROFESSIONNEL in the United States by the acquisition of Artec, the styling and haircare brand.
- Expansion in growth-driver countries moved up a gear, with sales rising 33% in South Korea, 30% in Thailand, 56% in China and 26% in Eastern Europe.
- Development of new market segments through launches of highly innovative products with outstanding potential: Majirouge Mix + colourants and X-Tenso texture products from L'ORÉAL PROFESSIONNEL; Elasto Curl by KÉRASTASE; Sleek Look haircare and the Trix young people's styling line from MATRIX; and REDKEN'S Addictive haircare line.


L'ORÉAL
X-TENSO
L'ORÉAL
X-TENSO

ACTIVITY AND DEVELOPMENTS IN 2002

L'Oréal Professionnel

L'ORÉAL PROFESSIONNEL, a premium brand featuring leading-edge technologies, is a source of inspiration for top hairdressers all over the world. In 2002, the brand's sales grew faster than the market, with successful colourant launches and the opening up of new service activities:

- in colourants, Majirouge Mix +, which produces more intense and long-lasting effects, the relaunch of Majiblond and the continuing success of Majilift in Asia have revitalised the whole oxidation colourant sector;
- the Série Expert haircare range achieved 22% growth, sustained by the launches of the Vitamino Color mask and Shine Blonde in Europe, and the resounding success of three "Targets Care" intensive haircare programmes launched in Japan;
- styling products have strengthened their position in Europe and made rapid progress in growth-driver countries;
- as for straightening, the X-Tenso launch will enable the Division to tap into this high-potential segment and to establish itself as the technological and technical reference for the market.

Kérastase

In 2002, KÉRASTASE reinforced its position as leader in the prestige salon segment. With like-for-like growth of 11.3%, the brand continued its strong expansion in Asia (50%) and in prestige salons in the United States, where sales doubled.

Oléo Relax, launched in 2001 in a new market segment, continued to prove successful. In 2002, KÉRASTASE maintained its policy with the launch of the Elasto Curl range for curly hair.

Major initiatives were also taken to modernise the brand image in salons, with new furnishings and educational programmes designed to enhance haircare services.


KÉRASTASE
K




REDKEN
ALL SOFT


sleek.look
sleek.look
sleek.look
sleek.look

Matrix

The mass-market salon brand MATRIX achieved 13.5% like-for-like growth in sales.

There were three major developments in 2002:

- the international success of the Sleek Look smoothing system;
- the successful launch of Trix, a styling range for young people;
- the remarkable performance of Earthtones highlights in the Biolage range, enabling the brand to achieve double-digit growth for the second year running.

These results augur well for the continuing globalisation of the brand.

Redken

This brand, which draws its creative inspiration from New York, achieved double-digit growth for the fifth year in a row (10.4% like-for-like). This increase was based on:

- the exceptional growth of Color Fusion colourants: sales increased by 25% and the brand won 6,000 new customers in the United States;
- the success of All Soft Addictive haircare products and the Fresh Curl range for curly hair;
- the success of styling products offering original textures and effects: Vinyl Glam 2, Smart Wax 10 and Rough Paste 12;
- the excellent response to Vertical, which enables the brand to break into a new type of service.

OUTLOOK FOR 2003

The strength of its brand portfolio, the product success stories in 2002, and innovative launches in 2003 in new service segments mean that the Division can look forward with confidence to further market share gains.

Our teams, who are committed to fostering the development of the profession, will be given more resources to set up hairdresser training programmes linked to each of the Division's brands.

While continuing to invest, the Division will keep on improving its results by optimising its organisational structures and manufacturing costs.



L'ORÉAL PARIS

GARNIER

MAYBELLINE NEW YORK

SOFTSHEEN○CARSON

CLUB DES CRÉATEURS
DE BEAUTÉ

CONSUMER
PRODUCTS

SPEEDING UP GROWTH AND CONQUERING NEW MARKETS

The Consumer Products Division achieved a substantial increase in sales growth in 2002 (9.2% like-for-like and 4.4% based on consolidated figures). Its profitability in the main regions of the world also rose sharply.



"2002 was a highly successful year, with a large number of innovative product developments providing the strongest growth leverage. It was a year marked by creativity and responsiveness. Our teams worked tirelessly to identify the needs and dissatisfactions of consumers in order to develop new and different products that meet their expectations.
It was a very busy year for our manufacturing teams and factories as the Division also strongly increased volumes while setting up new organisational structures to increase productivity, make savings on manufacturing costs and improve the level of service.
It was also a year that saw the completion of a large number of partnerships with our customers in mass-market self-selection as well as in department stores and specialised retail outlets."

Patrick Rabain
President Consumer Products

CHALLENGES AND GROWTH STRATEGY

The first challenge is geographical. In 2002, the Consumer Products Division continued to apply its longstanding strategy of intensifying the roll-out of its brands in high-potential emerging countries. As a result, growth rates were around 20% in Eastern Europe, Asia, Latin America, Africa, and the Pacific area. In all these regions GARNIER was particularly successful, achieving spectacular growth by offering products of international quality with pricing and product mix adjusted to suit local market conditions.
The second challenge is innovation. New products continued to play an important role in boosting sales in 2002, while innovative technologies made a great contribution to stimulating consumer demand. These two trends were reflected in the success of L'ORÉAL PARIS in the developed countries, particularly in Western Europe (+10%), where the brand reinforced its already very strong position.
The third challenge concerns product categories. Already world number one in hair colourants, styling and make-up, and one of the leading players in haircare, the Division found a new growth opportunity in skincare (+22%) in 2002 that promises to open up bright prospects for the future.

Consolidated sales by geographic zone

€ millions	2001	2002	% of 2002 sales	Like-for-like growth 2002/2001
Western Europe	3,585.7	3,836.9	50.5%	7.0%
North America	2,326.5	2,319.4	30.5%	6.1%
Rest of the World	1,369.5	1,444.7	19.0%	21.9%
Total	**7,281.7**	**7,600.9**	**100.0%**	**9.2%**

Consolidated sales by business segment

€ millions	2001	2002	% of 2002 sales	Like-for-like growth 2002/2001
Haircare	3,958.3	4,048.4	53.3%	7.4%
Make-up	2,027.3	2,100.0	27.6%	8.8%
Skincare	862.4	1,019.8	13.4%	22.3%
Perfumes	155.5	150.6	2.0%	-1.8%
Other	278.3	282.2	3.7%	4.7%
Total	**7,281.7**	**7,600.9**	**100.0%**	**9.2%**


GARNIER

2002 HIGHLIGHTS

- L'ORÉAL PARIS achieved strong growth (up by 10% worldwide) which was evenly distributed around the world, including the developed countries in Europe (10%) and North America (8%).
- The success of GARNIER's mass-market business model was confirmed as the brand continued to pick up speed in new growth driver countries: Brazil (111%), Thailand (80%), Russian Federation (76%), Australia (63%) and Mexico (31%).
- The Division made a break-through in the skincare market (facial skincare, bodycare, sun protection) where sales grew by 22% in 2002 thanks to the L'ORÉAL PARIS and GARNIER brands.


L'ORÉAL
PARIS
ENDLESS


L'ORÉAL
PARIS

ACTIVITY AND DEVELOPMENTS IN 2002

L'Oréal Paris

Already marketed in 150 countries and the world's number one cosmetics brand, L'ORÉAL PARIS had an excellent year in 2002 by achieving 10% like-for-like sales growth and improving profitability. As demonstrated by image surveys in several countries, the brand also strengthened its "mass-market luxury brand" image.

The brand is highly focused on the needs of its target consumers – the growing proportion of women worldwide who expect better quality, product performance and a premium image. As a result, L'ORÉAL PARIS is constantly pushing quality to higher levels with improved formulas, products that deliver specific benefits, luxurious packaging, more original innovations and a better visual expression of the brand at the point of sale.


PURE
PURETÉ CONTINUE
GEL PURIFIANT
PROFOND
LOTION CLARIFIANTE
ASSAINISSANTE

Concentrating its efforts on high value added launches with a premium price positioning compared with the mass-market average, L'ORÉAL PARIS significantly improved its product mix and operational contribution in 2002.

By entering new product categories (bodycare, self-tanning sun protection, haircare for men), the brand has accelerated its growth rate and is opening up new sales potential.

2002 was marked by many product innovations and successes in each of the brand's main categories:

- in haircare, Elsève Liss Intense for dry, fly-away hair with patented micronised oil technology enabled the brand to bolster its position as number one in Europe;
- in colourants, Féria Booster introduced chromatics technology to achieve even more vibrant and intense red and copper tones;
- in make-up, Invincible lipstick is both long-lasting and comfortable, Idéal Balance foundation contains a moisturiser and has a long-lasting matt effect, and Lash Architect lengthens and curves eyelashes, and lends them body, with one simple gesture;
- in facial skincare, the successful relaunch of Revitalift helped L'ORÉAL PARIS to confirm its number one position in anti-wrinkle products. Visible Results, which uses an active ingredient developed through biotechnology to stimulate the


ELSÈVE
SHAMPOOING SOIN
LISS-INTENSE
CHEVEUX SECS, RÊCHES, REBELLES


PARIS
Féria
Color Booster
1
2

natural repair reflexes of the skin, is clearly one of the best facial skincare products currently available and was awarded the "2002 Marie-Claire Excellence Award";

- in bodycare, the successful 2002 performances in 35 countries of Body Expertise and the innovative Nutrilift line confirm the credentials of L'Oréal Paris in this category.

Driven by the momentum of these successes, the brand should make a very good start in 2003 and move its growth up another gear with the help of a strongly innovative product offering.

Garnier

In 2002, Garnier again achieved strong like-for-like growth of 13%.

Garnier's brand identity – young, optimistic and informal – appeals to a broad range of customers because of the mass-market pricing and international level quality of its products.

Its product line-up incorporates a wide range of natural ingredients to boost the performance of its formulas, and its packaging conveys a message of originality, simplicity and efficacy.

Garnier products are the ideal complement to the more premium positioning of L'Oréal Paris and are targeted at the younger, more mass market customer base.

Garnier's portfolio is highly focused on a small number of product lines that are set to become world leaders in their categories: Fructis haircare and styling, Nutrisse and Belle Color colourants, Skin Naturals skincare products, and the Ambre Solaire sun protection range.

In Europe, Garnier's sales outstripped market growth by 8%, allowing the brand to reinforce its position as number two in haircare (haircare, styling and colourants) after L'Oréal Paris and ahead of all its international rivals.

The key growth driver in 2002 was the success of the highly targeted innovations such as Fructis Color Resist haircare for coloured hair, Pschitt gel and Wet Gel from Fructis Style, the


卡尼尔
GARNIER

bodycare lines Body Tonic and Body Cocoon, and the new Ambre Solaire sun protection range that offers improved convenience without impairing UVA-UVB protection.

The second growth driver is the ever-faster roll-out of GARNIER lines in new countries which has led to spectacular growth rates from an already substantial base: Latin America (+46%), Asia (+71%), Africa-Pacific (+37%), the Russian Federation (+76%) and North America (+14%).

GARNIER's international "star" products are also proving highly successful in the new markets, for example Fructis shampoo in Brazil, Nutrisse colourants in Mexico, and Garnier Skin Naturals in the Russian Federation and in Thailand.

With a steady stream of product innovations and its focus on young consumers all over the world, GARNIER should continue to enjoy very strong expansion in 2003.

Maybelline New York

MAYBELLINE, the world's number one make-up brand, achieved 6% sales growth in 2002.

Its market shares advanced in Western Europe, particularly in France, Spain and Italy, and its number one position on the American market was strengthened.

Once again, MAYBELLINE achieved spectacular growth (+19%) in Asia and Japan, and in Latin America where the brand from New York appeals to young consumers with its dynamic, youthful and fun-loving image and its policy of innovative products at reasonable prices.

The year's major event was the tremendous success of Water Shine Diamonds and Water Shine Classic, now the number one lipstick in terms of units sold worldwide, enabling the brand to advance by 20% in the lipstick category.

The Water Shine line, based on technology developed and patented by the group's laboratories, proved a big success on every continent by providing just what young women in Asia, North America and Europe were looking for: a lipstick with a new kind of brilliant gloss effect.

In the eye make-up category, where MAYBELLINE has been the unchallenged number one for many years, its healthy growth rate (11%) reflected the success of two recent mascara launches: Lash Discovery, whose patented brush and formula give body to small invisible lashes, and Lash Expansion, which gives lashes body while doubling their length.

2003 is expected to be particularly dynamic with the launch of new lipsticks and new foundation products.


Stop


MAYBELLINE
NEW YORK



SoftSheen.Carson

The world number one ethnic haircare brand consolidated its position in the United States in 2002 and achieved strong growth in the rest of the world which now accounts for 30% of its sales.

Produced through collaboration between the advanced research arm of L'Oréal and the SoftSheen.Carson laboratory in Chicago, the new relaxer Optimum Care was successfully launched in the United States. Optimum Care is highly effective and can be used on fragile hair thanks to a new patented L'Oréal technology that strengthens hair fibre.

Growth gathered speed in South Africa (+40%) thanks to the hair relaxer and haircare products Dark & Lovely.

The production centre at Midrand (Johannesburg) has been upgraded to meet L'Oréal group quality standards and serve the whole of Africa and the Middle East.

Dynamic performance is expected in 2003, with many new initiatives and the culmination of projects developed over the past two years.

C.C.B. - Club des Créateurs de Beauté

C.C.B., the 50/50 joint venture of L'Oréal and 3 Suisses, had a good year in 2002 with 9% growth in combined sales including Japan, despite the poor economic climate in mail order market in Europe.

The breakthrough in Asia became more pronounced in 2002 with 58% growth for C.C.B. Japan in yen, and the region now accounts for 25% of the global sales of C.C.B.

In Taiwan, the new subsidiary made a very strong start which enabled it to break-even in 2002, its first year of existence.

There were many successes for C.C.B. catalogue products:

- Agnès b. make-up grew by 13%, with eye shadows and Shake Shake foundation proving particularly popular;
- Cosmence skincare products (+15%) were boosted by the success of Refine Pore, a 3-product programme to refine skin texture;
- the Expert haircare products of J.M. Maniatis, now featuring an innovative anti-ageing line, also proved successful;
- in perfumes, there was a very warm reception for Comédie, the new perfume from Michel Klein.

By using innovative data mining techniques in 2002, C.C.B. built up its client file, which now consists of 5 million women.

The proportion of Internet orders taken by C.C.B. has steadily increased, and now stands at 5% in Europe and 35% in the United States, where the figure reached an all-time high of 45% in December 2002.

With the arrival of a new designer label and a strong product launch programme for 2003, C.C.B. is once again setting itself high targets.

OUTLOOK FOR 2003

The excellent innovation momentum built up in recent months, together with the major launches already scheduled, should allow us to maintain the strong growth rate.
Major high quality product initiatives from the start of the year should make 2003 an excellent "vintage", both in the developed and new growth driver countries.
Increased volumes and improved administrative and manufacturing productivity should also continue to improve operations.



LANCÔME

BIOTHERM

HELENA RUBINSTEIN

GIORGIO ARMANI

RALPH LAUREN

CACHAREL

GUY LAROCHE

PALOMA PICASSO

KIEHL'S

SHU UEMURA



LUXURY PRODUCTS

INNOVATION AND GLOBALISATION DRIVE MARKET SHARE GAINS

The Luxury Products Division develops global prestige brands sold in exclusive and selective outlets: department stores, perfumeries and travel retail outlets. It aims to offer customers personalised advice and service. The Division markets highly effective products incorporating the latest innovations, whose high added value reflects the quality of L'Oréal Research. The strength and diversity of our brands, and the quality of our products and international teams, make the Division one of the world leaders in the selective cosmetics sector.



"Faced with a difficult economic environment, the Division continued to win market share, driven by the large number of successful innovative launches in the skincare, make-up and perfume segments. The Division reinforced its world leadership in perfumes and its strong hold in the cosmetics sector.
In geographic terms, advances were made in Asia (up by 33%), particularly in South Korea, Thailand, China and Hong Kong, in Japan (up 10%) and in Europe, with strong performances in the United Kingdom and Spain. The Division continued to move forward (up 2.3%) in the difficult American market, and returned to growth in Latin America (up 15%). Finally, travel retail held firm with 4% growth, despite the difficulties of the air travel market."

Gilles Weil
President Luxury Products

CHALLENGES AND GROWTH STRATEGY

The Division's objective in 2003 is to continue strong international expansion. Its growth strategy is based on:

- strengthening the position of LANCÔME as one of the world's leading luxury brands,
- developing the high-potential brands HELENA RUBINSTEIN and BIOTHERM,
- boosting the perfume brands RALPH LAUREN, ARMANI and CACHAREL,
- globalising the new brands KIEHL'S and SHU UEMURA.

Asia and Japan in particular will be a major area for expansion in skincare and make-up. The Division will continue its growth in Europe and should gradually take advantage of more favourable conditions in the United States.

The Division's expertise enables it to offer each generation of women products ideally suited to their needs. The strong global reach of its brands, and the quality of its initiatives and teams will enable the Division to keep on winning market share.

Consolidated sales by geographic zone

€ millions	2001	2002	% of 2002 sales	Like-for-like growth 2002/2001
Western Europe	1,515.3	1,582.2	43.4%	5.6%
North America	1,302.7	1,231.0	33.8%	1.5%
Rest of the World	732.0	828.5	22.8%	18.2%
Total	**3,550.0**	**3,641.7**	**100.0%**	**6.7%**

Consolidated sales by business segment

€ millions	2001	2002	% of 2002 sales	Like-for-like growth 2002/2001
Skincare	1,215.5	1,288.0	35.4%	8.6%
Perfumes	1,500.7	1,458.6	40.1%	4.0%
Make-up	833.7	895.1	24.6%	8.6%
Total	**3,550.0**	**3,641.7**	**100.0%**	**6.7%**


LANCÔME

2002 HIGHLIGHTS

- GIORGIO ARMANI continued its winning ways by successfully launching two new fragrances: Armani Mania for men and Sensi for women.
- BIOTHERM launched Skin Loving Colors, the first make-up line with active thermal concentrate aimed at younger women.
- LANCÔME again boosted market share with its extraordinarily successful Juicy Tubes lipstick.
- HELENA RUBINSTEIN achieved a new momentum with the launch of the anti-ageing cream Prodigy.

ACTIVITY AND DEVELOPMENTS IN 2002

Lancôme

In 2002, LANCÔME achieved like-for-like growth of 4.9%. Successful innovative launches in skincare and make-up, the resilience of core perfumes Trésor and Miracle and strong performances in Asia again helped the brand strengthen its worldwide leadership.

In skincare, LANCÔME bolstered its dominant position in the anti-ageing segment with the success of Absolue, a deep restructuring cream, and the launch of Absolue Yeux. The launch of Impactive is expected to win the brand new consumers. Alongside these major initiatives, the core product lines continued to perform well, and Rénergie (with dual anti-wrinkle and firming action) maintained its position as one of the leading skincare ranges worldwide.

Strong expansion in the make-up segment:

- Flextencils, the latest LANCÔME mascara, continued to prove successful, with over 3 million units sold;
- the foundation Photogénic that offers light-reflective vitality made advances following a range extension with Ultra Naturel. The launch of Adaptive is also expected to enhance LANCÔME's line-up of foundation products;
- the lipstick segment is performing well, supported by the launch of Rouge Attraction and the extraordinary success of Juicy Tubes, which is attracting many new customers in the younger age brackets.

Lastly, in the perfumes segment, Miracle, highlighted in a new advertising campaign, has won worldwide recognition as one of the top fragrances on the market. Trésor is already internationally acknowledged as one of the leading classic fragrances.




LANCÔME






BIOTHERM
HOMME
비오템 옴므
남성 전문 스킨케어


BIOTHERM
SOURCE THÉRAPIE

Biotherm

2002 was another year of strong growth for the BIOTHERM brand (up 10.4%). The highest growth rates were achieved in Asia (69.5%), Eastern Europe (26%), Japan (58%) and Spain (11%). These double-digit growth figures can be attributed to:

- the success of innovative products: Densité Lift and Source Therapy won the brand many new consumers. In the men's market, Aqua Power moisturiser created a sensation with over 350,000 units sold;
- a policy of strong support for existing lines, with sales growth for Aquasource and Biosource and continuing success for Age Fitness;
- very strong growth in Asia, with spectacular sales increases in the highly successful Hong Kong boutiques, and excellent results in Japanese department stores.

Lastly, the launch of the Skin Loving Colors make-up range marks a new step forward in BIOTHERM's development. Following the autumn launch in Asia and selected outlets in Europe, initial sales figures augur well for the future.




HELENA RUBINSTEIN
PRODIGY





Helena Rubinstein

The brand's positions advanced in 2002, with particularly strong performances in Japan, in travel retail, in Eastern Europe, in Spain and in Italy.

The launch in 2002 of Prodigy, a major skincare product, is enabling the brand to increase its facial skincare expertise. Range extensions, such as Collagenist Eye, and specific developments in Asia, such as Power A lotion and the Future White kit, are also speeding up skincare sales growth.

In the field of make-up, the strong growth rate was driven by the Extravagant mascara launch, and the spectacular success of lipsticks such as The Stellars.

Prestige and Collections

After a year of consolidation in 2001, perfumes sales grew by 7.0%, well ahead of the growth rate for the worldwide market.

Giorgio Armani

GIORGIO ARMANI recorded very strong sales growth (up 17.5%) and has now become the Division's leading perfume brand. It achieved top position following the launch of Armani Mania, which very rapidly became one of the world's best-selling men's fragrances, and the launch in September 2002 of Sensi, whose advertising campaign is proving highly effective. The excellent performance of Acqua di Giò for Men, the world's leading male fragrance, and the selective extension of ARMANI make-up, are strengthening the brand's development prospects.

Ralph Lauren

The launch in America of Polo Blue was very favourably received and helped the brand to maintain its positions in the United States in a difficult market environment.

Glamourous, Ralph Lauren's new women's line, was launched in Europe in 2002 and is proving highly successful.

The core products Polo and Romance complete the line-up from RALPH LAUREN, one of the top signatures on the selective perfume market today.


RALPH LAUREN


shu uemura

Cacharel

Following a new advertising campaign for Anaïs Anaïs and the launch of Noa perfume, CACHAREL is on the offensive with the launch of Gloria in Western Europe, Eastern Europe and Latin America.

Guy Laroche

The promotional campaigns organised in 2002 have enabled Drakkar Noir to maintain its position in the men's perfume league tables.

Paloma Picasso

With a strong presence in Germany, Eastern Europe and Latin America, the brand is continuing to refocus on the classic fragrance Mon Parfum.



Kiehl's

Acquired by L'Oréal in 2000, KIEHL'S now forms part of the Luxury Products Division. The original image of the brand, already strongly established in the United States, offers substantial development potential. The brand, which offers very high quality facial skincare, bodycare, haircare and men's skincare lines, continued its global roll-out in 2002 and achieved good growth levels in the United States.

Shu Uemura

L'Oréal has concluded a strategic alliance with the Japanese brand SHU UEMURA. Following acquisitions of agents, the brand has already been launched by L'Oréal teams in Taiwan, Hong Kong, South Korea, Thailand, the United Kingdom and France.

GIORGIO ARMANI



OUTLOOK FOR 2003

Despite a volatile economic climate, the Division is still setting its sights high. The product successes of 2002 provide a solid base for future growth. New technological breakthroughs for all the brands and the launch of new perfumes from the strategic brands will enable us to keep on winning market share. The Division will continue to internationalise its operations with new development initiatives in emerging markets and the strengthening of its positions in more mature markets. The reduction of administrative and industrial costs, and synergies between organisational structures, are expected to make more resources available to support new innovations and to continue to improve results.



VICHY

LA ROCHE-POSAY

ACTIVE COSMETICS

GLOBAL ROLL-OUT CONTINUES

Active Cosmetics is the world number one in over-the-counter dermatological skincare products. Supported by pharmacist recommendation and dermatological prescription, our products respond to the needs for safety and efficacy as proven by clinical tests.

CHALLENGES AND GROWTH STRATEGY

Number one in skincare and with a strong presence in Western Europe, the Active Cosmetics Department is continuing its global roll-out with high growth in Asia, Latin America, Eastern Europe and, in particular, the Russian Federation. Its key challenges are to increase market share in dermatological skincare and make-up, and to establish its presence in the United States and Japan.


VICHY
Dermatological Skin

Consolidated sales by geographic zone

€ millions	2001	2002	% of 2002 sales	Like-for-like growth 2002/2001
Western Europe	507.9	522.4	75.2%	2.7%
North America	37.4	45.1	6.5%	28.5%
Rest of the World	107.2	127.3	18.3%	49.8%
Total	652.5	694.8	100.0%	10.5%

Consolidated sales by business segment

€ millions	2001	2002	% of 2002 sales	Like-for-like growth 2002/2001
Skincare	461.1	510.2	73.4%	15.0%
Haircare	62.7	63.3	9.1%	4.8%
Make-up	72.8	65.2	9.4%	-6.4%
Other	55.8	56.1	8.1%	1.9%
Total	652.5	694.8	100.0%	10.5%

2002 HIGHLIGHTS

- Platinium sponsor[1] of the World Congress of Dermatology in Paris.
- Launch of VICHY products in Venezuel and Thailand.
- Strong growth of VICHY in facial skincar
- Growth of LA ROCHE-POSAY in the acne treatment market - the number one cause of dermatological consultatior

(1) Main sponsor.

ACTIVITY AND DEVELOPMENTS IN 2002

Vichy

The brand develops products using Vichy Thermal Spa Water combined with dermatological hypoallergenic active ingredients. These provide excellent value for money and are backed up by pharmacists' advice and medical recommendations.

In 2002, sales growth reached 8.4% with the help of two major achievements:

- strong growth in facial skincare, the brand's core business, thanks to:
  - the enthusiastic welcome given to Oligo 25, a moisturising skincare product for women under 30 with dull skin that was presented at the World Congress of Dermatology;
  - the outstanding success of Novadiol Nuit, a smoothing skincare product with soya Phyto-Flavones for women over 50, building on the performances of the successful Novadiol line;
  - the continuing growth of core products such as Liftactiv, Thermal S and Nutrilogie.
- the gathering pace of the brand's international roll-out:
  - the confirmation of good growth prospects in Latin America, particularly in Brazil and Mexico;
  - strong performances in Asia (up 64%), particularly in China (up 83%), South Korea (up 52%) and Taiwan (up 36%), and the launch of VICHY products in Thailand;
  - high growth rates maintained in Scandinavia and Eastern Europe (up 42%), particularly in the Russian Federation.


VICHY
OLIGO 25
VICHY

La Roche-Posay

LA ROCHE-POSAY develops everyday skincare and make-up products for dermatologists, as well as products for professional use.

With a growth rate of 18.8% in 2002, LA ROCHE-POSAY continued to increase its legitimacy as a global brand.

The brand again stepped up its international growth in Latin America, Asia and Eastern Europe. In the United States, Biomedic, adopted as a professional peeling line by dermatologists and plastic surgeons, is raising the American profile of LA ROCHE-POSAY.

The brand's growth is increasingly supported by dermatologists worldwide. LA ROCHE-POSAY was Platinium sponsor[1] of the World Congress of Dermatology, and strengthened its involvement in clinical trials and continuing education.

Sales growth of 23.8% in skincare, driven by Tolériane, Lipikar, Hydraphase XL and Active C, was boosted by the success of Effaclar K which is now the number one prescription product in Europe for the everyday treatment of greasy skin with blemishes.

In sun protection, Anthelios is still the number one product in Europe, and the make-up line continued its breakthrough in pharmacies.

Modernised and with a simplified product range, the brand today meets the needs of dermatologists and consumers with a wide range of affordable products for all skin types.

(1) Main sponsor.

OUTLOOK FOR 2003

As international expansion moves up a gear, technological innovations aimed at new categories of consumers and strong initiatives in haircare and make-up will ensure strong global growth for the Active Cosmetics Department. The modernisation of the pharmacy distribution channel and the increasing role of dermatologists in skincare treatment will boost the development of its brands.

GALDERMA

A BYWORD FOR DERMATOLOGICAL EXCELLENCE

Galderma, the L'Oréal/Nestlé joint venture in dermatology, achieved sales of € 642 million in 2002, a like-for-like growth of 17.8% on the previous year.

Galderma's mission is to provide dermatologists with products that help treat skin disorders and improve patients' quality of life. Its research and development efforts are entirely devoted to dermatology and represent the most significant programme of this type in the world.

The active involvement of Galderma as Platinum Sponsor[1] of the World Congress of Dermatology reflects its support for dermatology and the partnership it has built up with dermatologists.

Launched in the United States in April, Tri-Luma™, a cream containing an innovative combination of three active ingredients to treat melasma – a brownish discoloration of the face that can affect women who are pregnant or take oral contraceptives – is the most significant new product of the year.

(1) Main sponsor.

[illegible][2]

	2001	2002	% of 2002 sales	Like-for-like growth 2002/2001
Western Europe	118.8	133.7	20.8%	12.3%
North America	386.1	427.7	66.6%	17.8%
Rest of the World	79.4	80.9	12.6%	28.8%
Total	584.3	642.2	100.0%	17.8%

(2) 100% of Galderma's sales.

Galderma's stand at the World Congress of Dermatology which took place in 2002 in Paris, attended by over 12,000 dermatologists from all over the world.



Tri-Luma™, a triple combination for the topical treatment of melasma launched in the United States in April.


Rozex émulsion
EMULSION
0,75% 30 g
GALDERMA
Rozex
EMULSION
30 g
GALDERMA
Tri-Luma

Rozex® Emulsion, a new galenic form recently launched on the French market.

Differin®, Galderma's best-selling product, continued to achieve robust growth, particularly in Europe, and remains the number one topical acne treatment despite strong pressure from competitors.

The Rozex/Metro® treatment line for rosacea again achieved strong sales growth. The topical antifungal treatment Loceryl® maintained its double-digit growth rate.

OUTLOOK FOR 2003

Two key events will take place in 2003:

- **the European launch of Metvix®, a new treatment for actinic keratosis and squamous-cell carcinoma, the most severe skin disorders caused by chronic exposure to the sun.**
- **the launch of Solage in the United States and Canada. These launches will support Galderma's major move in 2002 into the area of skin disorders caused or made worse by chronic and repeated exposure to the sun, marked by the launch of Tri-Luma™.**

INNÉOV

FIRST INITIATIVES IN NUTRICOSMETICS

The Laboratoires Innéov specialises in cosmetic nutritional supplements that help women keep their skin, hair and nails looking beautiful.

A joint-venture between L'Oréal and Nestlé, the Laboratoires Innéov benefits from the complimentary research expertise of the two companies:

- L'Oréal - knowledge and evaluation of skin, hair and nails,
- Nestlé - nutrition and food safety.

The nutritional supplements market represents a great potential: today, 10%-20% of European women are regular consumers of nutritional supplements[1], with market growth rates ranging from 7% to 30% in European countries[2].

Innéov Firmness, the first product to be marketed by the Laboratoires Innéov, was presented at the European Dermatological Congress in October 2002 and will be available in Europe through pharmacies from March 2003.

Innéov Firmness is intended for women aged over 40 who are concerned about reduced skin firmness. The technology behind this product has already attracted considerable interest from dermatologists and journalists who are increasingly aware of the scientific challenges of this new market.

(1) Source: IPSOS survey (2001).
(2) Source: IMS Health Pharmacy survey (2001).

SANOFI-SYNTHÉLABO

A MAJOR PLAYER

Sanofi-Synthélabo is the 2nd largest pharmaceutical group in France, number 7 in Europe, and one of the top 20 worldwide players.
Sanofi-Synthélabo is controlled by L'Oréal and TotalFinaElf under a shareholders' agreement, published by the *Conseil des Marchés Financiers*, which is binding until 2nd December 2004.
Sanofi-Synthélabo had the third largest market capitalisation on the Paris stock exchange at 31st December 2002.



:hélabo and subsequently
95
182
184
252
423
442
949
875
1,279
2,339
3,136
4,933
5,913
10,156
11,987
8,332
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

ACTIVITY AND DEVELOPMENTS IN 2002

As Sanofi-Synthélabo is focussed on four therapeutic fields (cardiovascular/thrombosis, central nervous system, internal medicine and oncology), it is able to concentrate its research efforts and take up significant positions in each field. The group has a portfolio of 52 compounds in development, of which 15 are currently in phase II and 8 in phase III.

Sanofi-Synthélabo operates in more than 100 countries, directly through its own subsidiaries (in Europe and the United States) and through partnerships and collaborative ventures, particularly in the United States and Japan.

In 2002, Sanofi-Synthélabo achieved consolidated sales of € 7,448 million, an increase of 12.8%(1). The top 15 products, which account for 68% of sales, grew by 20.1%(1). Consolidated net profit attributable to the group before exceptional items and goodwill amortisation amounted to € 1,758 million, representing an increase of 27.8%.

Combined sales of Sanofi-Synthélabo products worldwide, which include the group's consolidated sales plus those of Plavix®/Iscover® and Aprovel®/Avapro®/Karvea® under agreements with Bristol-Myers Squibb, Stilnox®/Myslee® with Fujisawa and Arixtra® with Organon, amounted to € 9,585 million, a 14.5%(1) increase, despite some destocking of Plavix® and Avapro® in the United States.

The consolidated sales of the three flagship products showed highly dynamic growth: Stilnox®/Ambien®/Myslee® accounted for € 1,424 million (up 25.5%), Plavix® for € 987 million (up 41.5%), and Aprovel®/Avapro®/Karvea® for € 562 million (up 34.0%).

A year of success stories

In 2002, Sanofi-Synthélabo acquired all the remaining American rights in Ambien® by acquiring Pharmacia's interest in the Lorex pharmaceuticals joint venture.

The group's numerous product launches included Arixtra®, the first synthetic antithrombotic to be launched in Europe and the United States, and three oncological products (Eloxatine®, Elitek® and Eligard®) in the United States.

New indications have been approved in Europe and the United States for Plavix® and Avapro®.

Sanofi-Synthélabo confirmed the validity of the patent protecting the active ingredient of Plavix®, set to expire in 2011 in the United States, and took vigorous steps to defend its patents in conjunction with its partner BMS.

Sanofi-Synthélabo shares have been listed on the New York Stock Exchange since 1st July 2002.

(1) Like-for-like growth.

OUTLOOK FOR 2003

In 2003, Sanofi-Synthélabo will continue to develop its sales, particularly through growth in its flagship products. Its presence in the United States will be strengthened and consolidated through Plavix®, Avapro®, Ambien® and Eloxatine®. Sanofi-Synthélabo will increase its Research and Development efforts, particularly for phase III clinical trials of products developed by its research arm (rimonabant, dronedarone, idraparinux and zolpidem MR).



Electronic checking of injectable ampules at the Ambarès facility.



Pharmaceutical form specialist - manufacturing of clinical batches in the Pharmaceutical Science Department of Chilly-Mazarin facility.

CORPORATE GOVERNANCE

Gesparal S.A. holds a controlling interest of 53.7% in L'Oreal and, naturally, eight of the Board members are also on the Board of this holding company. All the Board members are aware that they must carry out their duties in the interest of all the shareholders. The Board of Directors of L'Oréal carries out its work on a collective basis. In accordance with ethical principles and codes of good conduct, it instructs Review Committees to carry out preparatory assignments and periodically reviews its modus operandi.

A balanced Board of Directors with actively involved members

*With the arrival in 2002 of three new members from the indus*trial world, the Board of Directors has further strengthened its independence in line with corporate governance guidelines.

All L'Oréal Board members:

- contribute their expertise and their professional experience,
- are required to act with due care and attention, and have complete freedom of judgement.

In 2002, the Board of Directors met six times with a member attendance rate of 87%.

Codes of good conduct

In 2002 the Board of Directors introduced a Director's Charter (excerpts of which are provided in the Management Report which forms Volume 3 of this Reference Document) and decided, on the proposal of its Chairman, to create internal guidelines to complement those set out in the charter.

The Board of Directors ensures that the group's rules on insider trading are regularly updated. Board members already make a quarterly declaration concerning all trading in L'Oréal shares, in accordance with the recommendation made by the COB.

Control of management and major strategic transactions

Appointed by the shareholders, the Board members control the economic and financial management of the group and participate in determining its strategy. They review and approve the main lines of action adopted by the Management Committee, which is responsible for their implementation. Major transactions with a material impact on the scope of consolidation are presented to the Board in detail. The Chairman proposed that all transactions amounting to € 200 million or above should be submitted to the Directors, and this proposal was approved by the Board.

Review Committees with a wide brief

For several years now, the Board of Directors has called on Review Committees made up of non-executive directors to carry out preparatory assignments. This places the Board in a more secure position when making decisions.

The **Audit Committee** ensures that the group has the means available to identify and manage any economic, financial and legal risks that may arise. It also consults Internal Audit managers and Statutory Auditors. In its four meetings in 2002, which were attended by all its members, the Audit Committee carried out work on the insider trading rules, the legal charter, and the risk management and insurance handbook.

The **Management and Remuneration Committee** reviews matters relating to the remuneration of corporate officers, and makes detailed proposals in this respect to the Board of Directors (see «Remuneration of Senior Managers», page 29 of Volume 2). It is also responsible for proposing the attribution of stock options (see the Management Report which forms Volume 3 of this Reference Document), and continues to review the composition of the Board of Directors with a view to recommending possible changes. In 2002, the Committee met three times with all its members present. The Board has moreover decided that the Committee may meet at any time it deems to be appropriate, for example to evaluate the performance of the group's senior management.

For more detailed information about corporate governance at L'Oréal, see the Management Report which forms Volume 3 of this Reference Document.

AN ANNUAL REVIEW OF THE MODUS OPERANDI OF THE BOARD OF DIRECTORS

Each year since 1996, the Board of Directors has reviewed its modus operandi. The review is based on a critical appraisal reflecting the content of individual and anonymous interviews with each of the Board members. At the most recent review in December 2002, the Board members indicated they were free to express their views, and discussed ways of obtaining information relevant to their debates, and the quality of the preparatory work carried out by the Review Committees. The Board of Directors encouraged the Committees to continue their efforts, confirming that, within the scope of their assignment, the Committees are free to set the agenda for their meetings.

THE BOARD OF DIRECTORS

Lindsay Owen-Jones

Age: 56. British.
Joined L'Oréal in 1969.
During his international career with the group, he was Chief Executive of L'Oréal in Italy from 1978 to 1981, and President of L'Oréal USA from 1981 to 1984. He was appointed Deputy Chairman and Chief Executive Officer in 1984, and **Chairman and Chief Executive Officer** in 1988.
L'Oréal Board Member since 1984 (term of office renewed in 2002).
Director of Gesparal, the controlling holding company.
Board Member of BNP Paribas and Sanofi-Synthélabo.
Member of the Supervisory Board of Air Liquide.
L'Oréal senior manager, holds at least 1,000 L'Oréal shares.*

Jean-Pierre Meyers (4)

Age: 54.
L'Oréal Board Member since 1987 (term of office renewed in 2001).
Vice-Chairman of the Board.
Director of Gesparal, the controlling holding company.
Nestlé S.A. (Switzerland) Board Member.
Holds at least 1,000 L'Oréal shares.*

Liliane Bettencourt (1)

Age: over 70.
Daughter of Eugène Schueller, who founded L'Oréal in 1907.
L'Oréal Board Member since 1995 (term of office renewed in 1999).
Vice-Chairman of the Board of Gesparal, in which she holds the controlling interest.
Holds at least 1,000 L'Oréal shares.

Françoise Bettencourt Meyers

Age: 49.
Daughter of Mrs Bettencourt.
L'Oréal Board Member since 1997 (term of office renewed in 2001).
Director of Gesparal, the controlling holding company.
Holds at least 1,000 L'Oréal shares.

Peter Brabeck-Letmathe

Age: 58. Austrian.
With the Nestlé group since 1968, appointed General Manager in 1992, then Chief Executive Officer of Nestlé S.A. (Switzerland) in 1997 and Vice-Chairman of the Board in 2001.
L'Oréal Board Member since 1997 (term of office renewed in 2001).
Director of Gesparal, the controlling holding company.
Vice-Chairman of the Board of Crédit Suisse Group and Winterthur (Switzerland).
Roche Holding Board Member.
Holds at least 1,000 L'Oréal shares.

Francisco Castañer Basco (4)

Age: 58. Spanish.
With the Nestlé group since 1964, appointed General Manager in 1997.
L'Oréal Board Member since 1998 (term of office renewed in 2002).
Director of Gesparal, the controlling holding company.
Board Member of Alcon (Switzerland).
Holds at least 1,000 L'Oréal shares.

François Dalle

Age: 84.
With L'Oréal from 1942 to 1984, Group Executive Vice-President in 1948, Chairman and Chief Executive Officer from 1957 to 1984.
Board Member of Nestlé S.A. (Switzerland) from 1974 to 1989, and Vice-Chairman from 1986 to 1989.
L'Oréal Board Member since 1950 (term of office renewed in 2001).
Vice-Chairman of the Board of Gesparal, the controlling holding compagny.
Honorary Chairman of *l'Institut de l'Entreprise*.
Honorary Chairman of *l'Association Entreprise et Progrès*.
Chairman of the periodical *Humanisme et Entreprise*.
Former L'Oréal senior manager more than 5 years ago, holds at least 1,000 L'Oréal shares.*

Jean-Louis Dumas

Age: 64.
Joined Hermès in 1964, Chief Executive Officer in 1971.
Chairman of Hermès group since 1978.
President of Holding Hermès International since 1990.
L'Oréal Board Member since 29th May 2002.
Board Member of PSA Peugeot Citroën.
President of the Comité Colbert from 1988 to 1991.
***Independent director**, holds at least 1,000 L'Oréal shares.*

Xavier Fontanet

Age: 54.
Appointed Chief Executive Officer of Essilor in 1991, Vice-Chairman and Chief Executive Officer in 1995.
Chairman and Chief Executive Officer since 1996.
L'Oréal Board Member since 29th May 2002.
Board Member of Beneteau and Crédit Agricole S.A.
***Independent director**, holds at least 1,000 L'Oréal shares.*

Rainer E. Gut (2)

Age: 70. Swiss.
Began his banking career in England and in the United States.
Joined Crédit Suisse in 1971, Chairman of the Board of Crédit Suisse Group from 1983 to 2000.
Honorary Chairman thereafter.
Chairman of the Board of Nestlé S.A. (Switzerland).
L'Oréal Board Member since 2000.
Vice-Chairman of the Board of Gesparal, the controlling holding company.
Board Member of Sofina S.A. (Belgium).
Holds at least 1,000 L'Oréal shares.

Marc Ladreit de Lacharrière

Age: 62.
With L'Oréal from 1976 to 1991, formerly Vice-President in charge of Administration and Finance, Group Executive Vice-President from 1984 to 1991.
Chairman of Fimalac.
Chairman of Fitch, Inc.
L'Oréal Board Member since 1984 (term of office renewed in 2002).
Board Member of Canal+ and Renault.
Member of the Supervisory Board of Casino.
Former L'Oréal senior manager more than 5 years ago, holds at least 1,000 L'Oréal shares.*

Olivier Lecerf (3)

Age: 73.
Joined Lafarge in 1956, Chairman and Chief Executive Officer from 1974 to 1989, Honorary Chairman thereafter.
L'Oréal Board Member since 1990 (term of office renewed in 2002).
Independent director, *holds at least 1,000 L'Oréal shares.*

Franck Riboud

Age: 47.
Joined BSN in 1980. Chairman and Chief Executive Officer of Danone group since 1996.
L'Oréal Board Member since 29th May 2002.
Board Member of Renault.
Member of the Supervisory Board of Accor and Eurazeo (France).
Board Member of Quick Silver (United States) and ONA (Morocco).
***Independent director**, holds at least 1,000 L'Oréal shares.*

Edouard de Royère (2)

Age: 70.
Joined Air Liquide in 1966, Executive Vice-President in 1979, Chairman and Chief Executive Officer from 1985 to 1995, Honorary Chairman thereafter.
L'Oréal Board Member since 1995 (term of office renewed in 1999).
Board Member of Danone and Sodexho.
Member of the Supervisory Board of Air Liquide and Michelin.
Chairman of ANSA (National Association of Joint-Stock Companies).
***Independent director**, holds at least 1,000 L'Oréal shares.*

- The statutory length of a Board Member's term of office is currently 4 years.
- Directorships of group subsidiaries are not included.
- A full presentation of the directors, in accordance with legal requirements, is included in the Management Report of the Board of Directors.

(1) Chairman of the "Management and Remuneration Committee".
(2) Member of the "Management and Remuneration Committee".
(3) Chairman of the Audit Committee.
(4) Member of the Audit Committee.

** Has been a director for more than 12 years.*

Michel Somnolet, 62 years old, finished his term of office as Board Member on 31st December 2002.

THE L'ORÉAL SHARE

Information on the L'Oréal share

Fiscal year from 1st January to 31st December.
Sicovam equity code: 12032.
Minimum lot: 1 share.
Par value: € 0.2.
Trading on the cash market of the Paris Stock Exchange.
Eligible for the Deferred Settlement Service (SRD).
Unsponsored American Depositary Receipts are freely traded in the United States through certain American banks.

Share Price

Price at 31st December 2002: € 72.55
High: € 88.30 at 2nd May 2002
Low: € 60.55 at 24th July 2002
Annual rise at 31st December 2002:

L'Oréal:	-10.32%
CAC 40:	-33.75%
Euronext 100:	-32.51%
DJ Stoxx 50:	-35.05%

Market capitalisation at 31st December 2002: € 49.0 billion.
At 31st December 2002, the L'Oréal share accounted for:
7.19% of the CAC 40;
4.17% of the Euronext 100;
2.34% of the DJ Stoxx 50.

5-year investment in L'Oréal shares[2] (€)

Purchase of 41 shares on 31st December 1997	14,719.82
Reinvestment of dividends	
Valuation at 31st December 2002[3] (447 shares at € 72.55)	32,429.85

Capital invested multiplied by 2.2
Total Shareholder Return: 15.2% per year

(2) See volume 3 of the Annual Report 2002 (shareholder value creation).
(3) There was a ten-for-one share split on 3rd July 2000.

L'Oréal share performance

(base 100 as of 01.01.1998)

L'Oréal (adjusted share price)
CAC 40 index[1]
DJ Stoxx 50 index[1]
(reconstituted prior to 26th February 1998)

Source Datastream


300
250
200
150
100
50
0
1998
1999
2000
2001
2002

As of 31st December 2002, L'Oréal's share capital consisted of 676,062,160 shares with a par value of € 0.2. Gesparal S.A. holds 53.70% of L'Oréal's capital and 71.57% of voting rights.

(1) Indexes relative to L'Oréal share price.

Net profit before capital gains and losses and after minority interests per share[4] (€)


1.52
+24.2%
1.82
+19.6%
2.15
+18.5%
2000
2001
2002

(4) After the ten-for-one share split of 3rd July 2000.

Dividend (€)

		2000	2001	2002
Final adjusted closing price[5]		91.30	80.90	72.55
Dividend per share for the year[5]	Net dividend	0.44	0.54	0.64[6]
	Tax credit	0.22	0.27	0.32
	Total value	**0.66**	**0.81**	**0.96**

(5) After the ten-for-one share split of 3rd July 2000.
(6) Dividend proposed to the Annual General Meeting of 22nd May 2003.

FINANCIAL INFORMATION AT THE SERVICE OF SHAREHOLDERS

L'Oréal actively pursues a policy of providing information to the international financial community. The group spares no effort to make sure that all its individual and institutional shareholders inside and outside France are regularly provided with a wide range of easily accessible information.

Keeping in touch with shareholders

L'Oréal provides many opportunities for exchanges with the financial community and shareholders. The Annual General Meeting is of great importance in the dialogue with shareholders. It is to be held on Thursday 22nd May 2003 at Unesco, 125, avenue de Suffren, 75007 Paris, France.

L'Oréal also holds several meetings each year with shareholders in a number of French cities, and throughout the year with analysts and institutional investors in the main financial centres. Opinion surveys about the Annual Report and Annual General Meeting are carried out at regular intervals in conjunction with financial information specialists.

Providing regular and comprehensive information

In accordance with shareholders' wishes, L'Oréal provides them with a broad range of documents about the group, its strategy and recent developments. In 2002, the Annual Report, filed with the *Commission des Opérations de Bourse* as a Reference Document, was voted Best Annual Report by *Investor Relations Magazine* (United Kingdom). Again in 2002, L'Oréal issued an additional Letter to Shareholders containing a summary of the Annual General Meeting. The Letters to Shareholders are now published four times a year. The Shareholder Digest, which is updated every year, contains practical information about the group and L'Oréal shares. These documents are available on request, and can be downloaded from loreal-finance.com or the Shareholder's Corner of the website. In addition to these documents, a large number of news releases is issued to keep the financial community informed about scheduled events or sensitive developments. These are backed up by financial announcements published in the French press, and legal publications that appear in the *Bulletin des Annonces Légales Obligatoires* (BALO).

Information that knows no boundaries

In 1997, L'Oréal created the loreal-finance.com website for the use of the financial community. This interactive Internet site, continuously updated, contains comprehensive financial and stock exchange information about the group. Financial news releases and articles on major events are available on-line as soon as they are issued. The price of L'Oréal shares can be monitored in real time. The website includes a Shareholder's Corner with its own address. In 2002, loreal-finance.com was awarded the Boursoscan Financial Website gold medal.

The website now offers a growing number of services. In April 2002, L'Oréal developed the first permanently updated interactive Annual Report, enabling transversal and dynamic content access. In December 2002, L'Oréal launched the loreal-finance.com *mobile edition*, an original service that provides access through a PDA to the website's key information.


L'ORÉAL
L'OREAL received
two Grand Prix awards
and four nominations
during the "Investor
Relations Magazine
Awards" ceremony
Grand Prix
Best Annual Report
Nominations
Best Board Communication

Best Annual Report Award announcement published in Investor Relations Magazine (December 2002).


L'ORÉAL
FINANCE
LOREAL-FINANCE.COM
FINANCIAL NEWS
LATEST EVENTS
L'OREAL AWARDS

FINANCIAL INFORMATION SCHEDULE FOR 2003

Key dates	Financial events
23rd January	2002 sales announcement
20th February	2002 provisional results announcement
25th March	2002 certified results announcement
3rd April	1st quarter 2003 sales announcement and annual financial information meeting
22nd May	Annual General Meeting of shareholders
10th July	1st half 2003 sales announcement
2nd September	1st half 2003 results announcement
23rd October	1st nine months 2003 sales announcement

YOUR CONTACTS

By telephone:

- from France: Freephone number **0 800 66 66 66**
- from abroad: +33 1 58 13 51 36

By Internet:

www.loreal-finance.com
and its Shareholder's Corner

By mail:

Actionnariat L'Oréal
BNP Paribas - Métier Titres GIS
Les Collines de l'Arche
92057 Paris-la-Défense
France

L'Oréal

Headquarters
41, rue Martre
92117 Clichy
France
Tel.: +33 1 47 56 82 65
Fax: +33 1 47 56 86 42

Persons to contact:

- **for shareholders**
  Mr François Archambault,
  Director of International Financial Information;
- **for analysts and institutional investors**
  Mrs Caroline Millot,
  Director of Investor Relations;
- **for journalists**
  Mr Lorrain Kressmann,
  Director of Press Relations.


loreal-finance.com
mobile edition


2
Consolidated Financial Statements 2002
82-735
L'ORÉAL
ANNUAL REPORT 2002

Consolidated financial statements 2002

At its meeting on 25th March 2003, the Board of Directors closed the consolidated financial statements as presented below.

These financial statements will be submitted to the shareholders for approval at the Annual General Meeting on 22nd May 2003, in accordance with article L. 225-100 of the French Commercial Code. The results were reviewed by the Board of Directors on 19th February 2003 and announced in a news release on 20th February 2003.

The Board of Directors

(This is a free translation of the original French text for information purposes only.)

The L'Oréal Annual Report 2002 comprises three separate documents:
- a general brochure;
- the consolidated financial statements;
- the Management Report of the Board of Directors, together with the parent company financial statements and additional information for the Reference Document.



CONTENTS



CONSOLIDATED BALANCE SHEETS

€ millions

	31.12.2002	31.12.2001	31.12.2000	
Assets (net values)			Restated [1]	Published
Fixed assets	8,130.4	8,140.3	7,605.1	7,605.1
Unissued share capital		0.1	0.1	0.1
Goodwill *(note 4)*	778.3	686.5	506.5	506.5
Intangible assets *(note 5)*	4,011.4	4,127.3	4,134.6	4,134.6
Tangible assets *(note 6)*	1,747.1	1,761.3	1,611.6	1,611.6
Financial assets	154.9	172.2	230.4	230.4
Investments in non-consolidated companies *(note 7)*	4.8	12.9	75.0	75.0
Long-term loans and other debtors	69.7	78.8	79.3	79.3
Deposits and bonds	80.4	80.5	76.1	76.1
Investments in associated companies *(note 8)*	1,438.7	1,392.9	1,121.9	1,121.9
Current assets	6,842.3	6,723.5	6,255.8	6,013.4
Stocks *(note 9)*	1,146.1	1,177.4	1,226.9	1,226.9
Prepayments to suppliers	63.9	68.9	79.3	79.3
Trade debtors *(note 10)*	1,991.5	2,191.8	2,168.4	2,168.4
Other debtors and prepaid expenses *(note 11)*	1,424.7	1,331.2	1,193.7	951.3
Short-term investments *(note 12)*	1,671.7	1,409.3	1,081.7	1,081.7
Cash and other short-term funds	544.4	544.9	505.8	505.8
Unrealised translation losses		8.4	16.0	16.0
TOTAL ASSETS	14,972.7	14,872.2	13,876.9	13,634.5

(1) The 2000 data presented as *Restated* allow for the impact of introducing the preferential method for the booking of employee retirement obligation and related benefits on the balance-sheet (see note on "Changes in accounting principles").



€ millions

Liabilities	31.12.2002	31.12.2001	31.12.2000	
			Restated [1]	Published
Shareholders' equity (after minority interests) *(note 13)*	**7,421.8**	**7,199.1**	**6,168.6**	**6,590.4**
Share capital	135.2	135.2	135.2	135.2
Share premium account	953.4	953.4	953.4	953.4
Reserves	5,055.8	4,819.8	4,110.6	4,532.4
Net book profit	1,277.4	1,290.7	969.4	969.4
Minority interests *(note 14)*	**11.9**	**10.7**	**9.9**	**9.9**
Provisions for liabilities and charges *(note 15)*	**1,512.7**	**1,546.5**	**1,468.6**	**722.3**
Loans and debts *(note 16)*	**2,646.1**	**2,938.9**	**3,423.6**	**3,423.6**
Current liabilities	**3,380.2**	**3,170.4**	**2,799.9**	**2,882.0**
Accruals and deferred income	0.7	2.4	2.2	2.2
Trade creditors	2,006.7	1,847.1	1,726.9	1,726.9
Other creditors	1,372.8	1,320.9	1,070.8	1,152.9
Unrealised translation gains		**6.6**	**6.3**	**6.3**
TOTAL LIABILITIES	**14,972.7**	**14,872.2**	**13,876.9**	**13,634.5**



CONSOLIDATED PROFIT AND LOSS ACCOUNTS

€ millions

	31.12.2002	31.12.2001	31.12.2000 (1)
Net sales *(note 19)*	**14,288.0**	**13,740.4**	**12,671.2**
Purchases and variation in stocks	-2,519.0	-2,566.4	-2,352.3
Personnel costs *(note 20)*	-2,757.0	-2,624.3	-2,361.4
External charges	-6,521.2	-6,279.3	-5,807.7
Taxes other than on income	-211.6	-182.7	-160.4
Depreciation	-449.7	-431.8	-385.5
Charges to provisions *(note 22)*	-51.2	-29.9	-63.1
Operating profit	**1,778.3**	**1,626.0**	**1,540.8**
Exchange gains and losses	62.3	43.0	-59.5
Adjusted operating profit	**1,840.6**	**1,669.0**	**1,481.3**
Financial expense - net *(note 23)*	-142.2	-167.3	-159.3
Pre-tax profit of fully consolidated companies	**1,698.4**	**1,501.7**	**1,322.0**
Income tax *(note 24)*	-579.8	-535.9	-488.5
Net profit before capital gains and losses and minority interests of fully consolidated companies	**1,118.6**	**965.8**	**833.5**
Group's share of net profit before capital gains and losses and minority interests of equity affiliates *(note 25)*	345.2	269.8	199.9
Net profit before capital gains and losses and minority interests	**1,463.8**	**1,235.6**	**1,033.4**
Charges to provisions for depreciation of treasury shares - net	-80.3	—	—
Capital gains and losses on disposals of fixed assets - net *(note 26)*	-16.6	130.7	-10.3
Restructuring costs - net *(note 27)*	-31.5	-28.3	-24.3
Amortisation of goodwill *(note 28)*	-50.3	-40.7	-24.0
Net book profit before minority interests	**1,285.1**	**1,297.3**	**974.8**
Minority interests	-7.7	-6.6	-5.4
Net book profit after minority interests	**1,277.4**	**1,290.7**	**969.4**
Average number of shares outstanding	675,990,516	676,062,160	676,062,160
Net book profit after minority interests per share (in euros)	1.89	1.91	1.43
Net profit before capital gains and losses and after minority interests	**1,456.2**	**1,229.1**	**1,027.8**
E.P.S.: Net profit before capital gains and losses and after minority interests per share (in euros) *(note 29)*	**2.15**	**1.82**	**1.52**

(1) The 2000 figures have been restated to bring them into compliance with the group's Accounting Plan in 2001. The restatements do not affect any of the profit figures published in 2000.

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

€ millions

	Number of shares outstanding	Share capital	Premiums	Translation adjustments[1]	Consolidated reserves and profit	Changes in accounting methods	L'Oréal shares held by consolidated companies	Total
At 31.12.1999 new reference	676,062,160	135.2	953.4	-308.4	4,845.5	171.9[2]		5,797.6
Recording of employee retirement obligation						-338.5[3]		-338.5
At 31.12.1999 restated	676,062,160	135.2	953.4	-308.4	4,845.5	-166.6		5,459.1
Recording of employee retirement obligation						-83.3[4]		-83.3
Dividends paid (not paid on treasury shares)					-236.9			-236.9
Translation adjustment				57.6				57.6
Other movements[5]					2.7			2.7
2000 consolidated net profit (after minority interests)					969.4			969.4
At 31.12.2000 restated	676,062,160	135.2	953.4	-250.8	5,580.7	-249.9		6,168.6
Dividends paid (not paid on treasury shares)					-317.6			-317.6
Translation adjustment				21.9				21.9
Other movements[5]					35.5			35.5
2001 consolidated net profit (after minority interests)					1,290.7			1,290.7
At 31.12.2001	676,062,160	135.2	953.4	-228.9	6,589.3	-249.9		7,199.1
Dividends paid (not paid on treasury shares)					-391.7			-391.7
Translation adjustment				-565.6				-565.6
Change in number of L'Oréal shares held by consolidated companies	-1,640,000						-116.1	-116.1
Other movements[5]					18.7			18.7
2002 consolidated net profit (after minority interests)					1,277.4			1,277.4
At 31.12.2002	674,422,160	135.2	953.4	-794.5	7,493.7	-249.9	-116.1	7,421.8

(1) The figure of -€ 794.5 million at 31st December 2002 includes -€ 63.5 million of translation adjustment for subsidiaries situated in the euro zone.
(2) This amount reflects the application of Regulation 99-02, and in particular the booking of deferred tax according to the extended concept, and the activation of financial lease contracts whose impact is material.
(3) This reflects the impact of adopting the preferential method for provisions relating to employee retirement obligation and related benefits (see chapter on "Accounting principles and comparability of financial statements").
(4) The adjustment of some economic hypotheses and the introduction of new systems in 2000 have an impact of € 83.3 million for the year considered.
(5) The other movements figure relates mainly to Sanofi-Synthélabo.

CONSOLIDATED CASH FLOW STATEMENTS

€ millions

	31.12.2002	31.12.2001	31.12.2000 [1]
Cash flow from operating activities			
Profit of fully consolidated companies	939.9	986.6	769.4
Elimination of expenses and income with no impact on cash flow:			
◦ depreciation and provisions	721.2	556.4	507.5
◦ variation in deferred taxes	-94.9	-19.5	-4.6
◦ losses or gains on disposals of assets of fully consolidated companies	15.4	-104.2	15.8
◦ other non-cash movements	-2.5	-1.5	-1.9
Cash flow of fully consolidated companies	**1,579.1**	**1,417.7**	**1,286.2**
◦ dividends received from equity affiliates	94.4	62.9	49.1
◦ variation in working capital requirement *(note 30)*	162.8	139.2	-356.6
Net cash provided by operating activities (A)	**1,836.3**	**1,619.9**	**978.7**
Cash flows from investing activities			
◦ acquisitions of fixed assets	-539.1	-564.7	-480.3
◦ variation in other financial assets *(note 31)*	-476.3	-323.0	-465.5
◦ disposals of fixed assets	26.8	-16.7	15.9
◦ effect of changes in the scope of consolidation *(note 32)*	-202.6	151.6	-1,194.9
Net cash used by investing activities (B)	**-1,191.2**	**-752.8**	**-2,124.8**
Cash flows from financing activities			
◦ dividends paid	-427.0	-345.4	-266.7
◦ variation in loans	-242.2	-393.7	1,368.7
Net cash used by financing activities (C)	**-669.2**	**-739.1**	**1,102.0**
Effect of exchange rate fluctuations (D)	-40.7	-3.3	3.3
Change in cash and cash equivalents (A+B+C+D)	**-64.8**	**124.7**	**-40.8**
Cash and cash equivalents at beginning of year (E)	**594.1**	**469.4**	**510.2**
Cash and cash equivalents at end of year (A+B+C+D+E) *(note 33)*	**529.3**	**594.1**	**469.4**

(1) The 2000 figures have been restated to bring them into compliance with the group's Accounting Plan in 2001. The restatements affected the cash flow of the fully consolidated companies and the variation in working capital requirement by € 9.1 million in 2000. Overdrafts have been reclassified as cash and cash equivalents instead of debts.



The following notes form an integral part of the consolidated financial statements.

NOTE 1 - ACCOUNTING PRINCIPLES

The financial statements are presented in millions of euros.

The consolidated financial statements of L'Oréal and its subsidiaries ("the group") have been prepared since 1st January 2000 in accordance with "the new accounting rules and methods for the consolidated financial statements", approved by the order of 22nd June 1999 homologating Regulation CRC 99-02.

a) Changes in accounting principles and comparability of financial statements

1) 2002

Since 1st January 2002, the L'Oréal group has been applying Regulation CRC 00.06 on liabilities. The application of this regulation has had no material effect on shareholders' equity at the beginning of the year.

Since 1st January 2002, the group has also chosen to adopt the preferential method stipulated in Regulation CRC 99-02 concerning the recording in the financial statements of unrealised translation gains and losses. The adoption of the preferential method has no material impact on the results of the accounting periods presented, or on shareholders' equity at the beginning of the year.

2) 2001

From 1st January 2001 onwards, the group has opted for the preferential method stipulated in Regulation CRC 99-02 concerning the recording on the balance sheet of all employee retirement obligation and related benefits. Previously, the net liabilities of the capitalised funds were recorded as provisions for charges or debts, or as off-balance sheet liabilities.

The figures indicated for 2000 in the balance sheet under the heading "Restated" allow for the impact of this change in the accounting principle; the impact on the financial statements of the years presented is not material.

This change has resulted in:

- an increase in provisions for liabilities and charges of € 664.2 million for year ending 31st December 2000,
- an increase in deferred tax assets of € 242.4 million for year ending 31st December 2000,
- a reduction in shareholders' equity of € 421.8 million for year ending 31st December 2000.

Furthermore, the reclassification on the balance sheet of debts arising from liabilities relating to employee retirement obligation and related benefits under the heading *Provisions for liabilities and charges* amounts to € 82.1 million for year ending 31st December 2000.

3) 2000

It should be noted that the application of Regulation CRC 99-02 with effect from 1st January 2000, has resulted in the following changes:

- The inclusion of deferred tax liabilities evaluated using the balance sheet approach and the extended concept. The impact of these liabilities for the periods considered has not been significant but led to an increase in shareholders' equity of € 166.8 million on 1st January 2000.
- The adoption of the preferential method for the capitalisation, in the financial statements for year ending 31st December 2000, of substantial capital lease contracts (financial leasing). This change in accounting principles had a positive net impact of € 5.1 million on shareholders' equity at the beginning of 2000. The impact on the results of the accounting periods presented is not material.
- The introduction of new accounting principles relating to the acquisition of shares in consolidated companies. It is hereby indicated that, in accordance with the derogation granted in Regulation CRC 99-02, the group has opted for a forward-looking application of transactions relating to acquisitions and disposals of the shares of consolidated companies.

In the profit and loss account, reclassifications have been carried out on the figures for 2000 to bring them into compliance with the stipulations of the group's Accounting Plan. These reclassifications have no impact on the levels of results presented.

The acquisitions and disposals of shares carried out in 2000 and 2001 have no significant impact on the structure of the financial statements presented.

b) Scope and method of consolidation

All companies included in the scope of consolidation have a fiscal year ending 31st December or carry a cut-off on that date.

All companies directly or indirectly controlled by the parent company, L'Oréal, have been consolidated by the full consolidation method, redeeming minority shareholders' interests via the partial revaluation method.

Group companies that are jointly controlled by the parent company and a limited number of other shareholders under a contractual agreement have been consolidated by the proportional consolidation method.

Associated companies of a significant size in which the group holds a substantial interest have been accounted for by the equity method.

c) Foreign currency translation

1) Accounting for foreign currency transactions in consolidated companies

Foreign currency transactions are based on the exchange rates of the transaction date. Exchange gains or losses arising from the movement in exchange rates between the date of the transaction and the related payment or receipt are recorded in the profit and loss account, net of related hedging instruments.

Debtor and creditor balances denominated in foreign currencies have been translated using exchange rates as at the fiscal year end. Unrealised translation gains and losses are entered on the financial statements, as are the revaluations of the related hedging instruments.

The group may decide to cover certain investments in foreign companies by contracting debts in the same currency. Exchange gains or losses relating to these debts are charged to consolidated shareholders' equity.

2) Translation of the accounts of foreign subsidiaries

The assets and liabilities of foreign subsidiaries are translated at the exchange rates ruling at the fiscal year end. Profit and loss accounts are translated at average exchange rates for the year.

Variations in translations are recorded as follows:

- differences relating to the group's share are recorded in shareholders' equity under *Translation adjustment*,
- differences relating to minorities are recorded under *Minority interests*.

d) Goodwill

Goodwill consists of the difference between the cost of the acquisition of the shares and the fair value of the assets and liabilities identified, after allowing for any deferred tax liabilities at the date of acquisition.

Further complementary acquisitions of shares do not result in any modification of the valuations of the assets and liabilities identified, as determined at the date the controlling interest already consolidated is taken.

Goodwill is amortised by the straight-line method over a maximum period of twenty years, taking into account the objectives set and the forecasts made at the time of the acquisition.

Exceptional amortisation is recorded if any unfavourable changes occur in the items used as the basis for the amortisation plan.

e) Intangible assets

Intangible assets are recorded on the balance sheet at cost price. Those items identified following an acquisition are also included in this item. They consist mainly of trademarks, market share and business value, which are recorded on the balance sheet using the partial revaluation method.

The value of the newly-acquired brands is calculated based on various factors including their reputation and potential contribution to profits.



When the group acquires assets and shares of consolidated companies, the proportion of the acquisition price that relates to the obtaining or strengthening of the group's position in certain markets is entered under the item *Market share*. Market shares are valued on the date of acquisition by reference to economic data relating to sales and profitability indicators.

The *Business value* item consists of business value acquired and allocations of some fair value adjustments made prior to 1st January 2000.

The depreciation periods of intangible assets are as follows:

Start-up costs	1 – 5 years
Trademarks, market shares and business value	not amortised
Other intangible assets	2 – 8 years

The group ensures that the intangible assets recorded in the consolidated balance sheet have a net book value below their utility or market value. Brands and market shares are valued annually by applying the same criteria used at the date of acquisition. In the case of business value, the main criteria considered are trends in sales volume and profitability.

If a durable reduction in these values occurs, a depreciation is recorded.

f) Tangible assets

Tangible assets are recorded on the balance sheet on the basis of their acquisition price. Tangible assets identified following an acquisition are recorded on the balance sheet using the partial revaluation method.

The depreciation periods of tangible assets are as follows:

Buildings	20 – 50 years
Industrial machinery and materials	5 – 10 years
Other tangible assets	3 – 10 years

The straight-line and declining balance methods used are considered to represent economic depreciation.

Key capital goods financed through capital leases are recorded as assets on the balance sheet under *Tangible assets* and are amortised by the straight-line method using the periods indicated above. The corresponding debt is recorded under liabilities.

g) Investments in non-consolidated companies

Investments in non-consolidated companies are stated at their acquisition cost value. Provision is made for any reduction in fair value, determined on the basis of the financial criteria most appropriate to the specific situation of each company. The criteria usually adopted are: the group's share of net assets, profitability and share price.

h) Stocks

Stocks are valued using the weighted average cost or the "first in, first out" method.
Provision is made for obsolete and slow-moving stocks on the basis of actual and forecast sales.

i) Trade debtors

Trade debtors are recorded at their nominal value.

Provision is made for any uncertain debts based on an assessment of the risk of non-recovery.

j) Prepayments and accrued income

This item consists both of charges recorded in this accounting period but which relate to subsequent accounting periods, and of charges recorded in this accounting period but which may be deferred to several subsequent accounting periods.

The item includes point of sales advertising material and sales counters, whose costs may be spread over a maximum period of use of 5 years.

k) Short-term investments

These investments are stated at cost. Provision is made where the year-end market value is below the acquisition cost.

l) Treasury shares - Share option schemes - Share buyback programme

Treasury shares retained by the group which are specifically allocated to employee share option schemes are entered under *Short-term investments*.

Stock options are intended to involve, motivate and strengthen the loyalty of employees who make the largest contribution to the group's performance through their skills and commitment.

In the case of share option schemes prior to 2000, a provision for depreciation has been made to cover the difference between the acquisition price of the shares and the price at which the options are exercised by the beneficiaries. Since 1st January 2000, no discount has been granted on the option allocation price. Provided that the shares are purchased at a lower price than the attribution price, no provision for depreciation is required. However, a provision is made in the event of any decline in the share price; the provision consists of the difference between the net book value of the shares and the average share price over the month preceding the balance-sheet date.

Share options do not cause any dilution of equity by the creation of shares. They have no impact either on the amount or the structure of the equity.

In accordance with Article L. 225-102 of the French Commercial Code, French employees of the group hold L'Oréal shares through two unit trusts.

The acquisition cost of any treasury shares acquired as part of the share buyback programme is deducted from consolidated shareholders' equity.

m) Provisions for liabilities and charges

Provisions for liabilities and charges are set up to cover potential outlays for the benefit of third parties without a return for the group. They relate mainly to tax liabilities and litigation, industrial and commercial liabilities relating to operations (breach of contract, product returns) and personnel costs.

They are estimated on the basis of the most likely hypotheses or by using statistical methods, depending on the type of provisions.

Provisions for employee retirement obligation and related benefits, and deferred tax liabilities, are also recorded under this heading.

n) Provisions for employee retirement obligation, early retirement and related benefits

The group has decided to declare in the consolidated financial statements all employee retirement obligation and related benefits from 1st January 2001.

The group adheres to local legislation and regulations in its management of pensions, early retirement and other related benefit schemes.

The characteristics of the schemes in force in the group are as follows:

- French regulations provide for specific length-of-service awards payable to employees on retirement. In addition, an early retirement plan and a defined benefit plan have been set up. In some group companies there are also measures providing for the payment of certain healthcare costs for retired employees.

  These obligations, except for those relating to healthcare costs for retired employees, are partially covered by external financial plans.



- For foreign subsidiaries with employee pension schemes or other specific obligations relating to defined benefits, the excess of obligations over the scheme's assets is recognised by setting up a provision for charges on the basis of the actuarial value of the vested rights of employees.

The charges recorded in the profit and loss account, under the heading *Personnel costs*, include:
- additional rights acquired by employees during the accounting period,
- the change in the value of the rights when they are updated at the start of the accounting period based on the annual trends,
- the income from external funds calculated on the basis of the standard return on long-term investments,
- the impact of any changes to schemes in previous years or of any new schemes,
- the depreciation of any variation from the actuarial calculation.

The debt relating to the company's net personnel obligation is recorded as a liability on the balance sheet, under the heading *Provisions for liabilities and charges*.

To determine the discounted value of the obligation for each scheme, the group uses an actuarial allocation method on a final salary basis (projected credit unit method). The obligations and the coverage assets are valued each year, allowing for length of service, life expectancy, staff turnover by category and economic hypotheses (inflation rate and discounting rate).

The cumulative effects of variations from the actuarial calculations are depreciated over the average residual period of activity of active employees, unless such variations do not exceed 10% of the higher of the gross commitment amount or the fair value of the covering assets (corridor principle). The depreciation of the difference is included in the annual actuarial charge of the following accounting period. Differences observed in relation to other benefits, such as jubilees and medals, are immediately charged to the profit and loss account without the application of the corridor principle.

o) Net sales

Consolidated sales include sales of products, goods and raw materials, as well as other revenues and service income related to the group's normal activities.

They are stated net of rebates and discounts.

p) Advertising and public relations expenses

Expenses relating to the advertisement and promotion of products to customers and consumers are charged to the profit and loss account of the accounting period during which they are incurred. An exception to this is the cost of samples and point of sales materials that are still considered to be commercially useful and that are recorded on the balance sheet under *Prepayments and accrued income*.

q) Research and development expenditure

Research and development expenditure is charged to the profit and loss account of the fiscal year during which it is incurred.

r) Adjusted operating profit

Adjusted operating profit includes exchange gains and losses, employee profit sharing, and exceptional expenses and income generated by the group's operations.

s) Income tax

This is the sum of the income tax payable by each consolidated fiscal entity, after adjustment to allow for deferred tax.

Deferred tax is calculated wherever temporary differences occur between the tax base and the consolidated statement of assets and liabilities, using a balance sheet approach and variable carry-forward. Deferred tax includes irrecoverable taxation on estimated or confirmed dividends.

Deferred tax is calculated on the basis of the rate of taxation and the fiscal rules in force at the balance sheet date, which will also be in force once the temporary differences no longer apply.



Deferred tax assets are only recorded in the case of tax loss carry-forwards from consolidated entities if it is probable that the entities will be able to recover them through taxable profits from the period in which the deferred tax assets are valid.

Under the French system of fiscal consolidation, some French companies in the group compensate for their taxable incomes when determining the overall tax charge which only the parent company L'Oréal remains liable to pay. Fiscal consolidation systems also exist outside France.

t) Net profit before capital gains and losses and minority interests

This item consists of the net book profit before the following:

- charges to/reversals of provisions for depreciation of treasury shares net of tax,
- capital gains or losses, net of tax, on the disposal of fixed assets,
- restructuring costs net of tax,
- amortisation of goodwill.

u) Method used to calculate earnings per share

Earnings per share is obtained by dividing net profit before capital gains and losses and after minority interests by the number of shares outstanding during the accounting period, after deducting the average number of shares held by consolidated companies and thus deducted from shareholders' equity.

Treasury shares allocated to employees under existing share option schemes are carried under *Short-term investments.* They are therefore included in the number of shares outstanding.

v) Recording of financial instruments and derivatives

In accordance with group financial management policies, none of L'Oréal's consolidated companies conduct any money market transactions for speculative reasons:

- With regard to exchange rates, long-term contracts and options are negotiated to cover commercial transactions recorded on the balance sheet and cash flows on commercial transactions whose completion is considered to be highly probable. The losses and gains generated by these instruments are recorded symmetrically with the items that they cover.
  With regard to the instruments used to hedge cash flows relating to commercial transactions for the next fiscal year, estimated on the basis of information provided by the subsidiaries, the non-realised exchange losses and gains are deferred until the date of completion of the transactions covered.
- With regard to the interest rate risk, the profits generated by interest rate swaps covering financial liabilities are recorded symmetrically with the profit on the debts covered, prorata temporis.



NOTE 2 - CHANGES IN THE SCOPE OF CONSOLIDATION

a) Acquisitions

The acquisitions made during the 2002 fiscal year are as follows:

	% acquired	Entry date	2002 sales since acquisition (€ millions)
Fully consolidated companies			
Shu Uemura Cosmetic Corporate (Taiwan)	75.00	January 2002	21.5
Proportionally consolidated companies			
The Laboratoires Inneov[1]	50.00	August 2002	NA
Asset acquisition			
Artec[2]		August 2002	13.3

(1) On 25th June 2002, the L'Oéal and Nestlé groups announced the signing of an agreement for the creation of a joint venture, The Laboratoires Innéov, whose aim is to develop the market for cosmetic nutritional supplements worldwide. The Laboratoires Innéov has been proportionally consolidated since August 2002.
(2) At the end of August 2002, L'Oréal acquired Artec Systems Group Inc., a company which markets professional haircare and colourant products in American hair salons.

The total price paid for the new acquisitions amounted to € 152 million.

Detailed figures on the goodwill resulting from these transactions are provided in note 4 *Goodwill.*

Shu Uemura Japan, a company in which the group acquired a 35% stake at the end of 2000 through its subsidiary Nihon L'Oréal, has been consolidated by the proportional method since 1st January 2002. At 31st December 2001, this company was accounted for by the equity method. At 31st December 2000, the recently acquired shares were entered under the *Investments in non-consolidated companies* item (note 7).

The acquisitions made during the 2001 fiscal year were as follows:

	% acquired	Entry date	2001 sales since acquisition (€ millions)
Fully consolidated companies			
Exclusive Signatures International (UK)	100.00	January 2001	
Thai Shu Uemura (Thailand)	68.15	January 2001	10.7
Exclusive Signatures International[1]	100.00	January 2001	
Cosbra (Brazil)[2]	100.00	July 2001	29.7
Equity consolidated companies			
Shu Uemura Cosmetics (Japan)	35.00	January 2001	-
Nobara Inc (USA)	35.00	January 2001	-
Shu Uemura (Hong-Kong)	22.75	January 2001	-
Asset acquisition			
Biomedic		July 2001	5.1

(1) Company created by the group to manage the business of Shu Uemura internationally.
(2) Colorama brand.

The total price paid for these acquisitions amounted to € 212 million.

b) Divestments

The group carried out no divestments in 2002.

In 2001, the group carried out the following divestments:

- In March, all stakes in the Marie Claire group were sold to Holding Evelyne Prouvost, controlled by Madame Evelyne Prouvost and her family.
- In July, the totality of Lanvin S.A. and its worldwide subsidiaries were sold to a group of investors from the holding company *Harmonie S.A.*

NOTE 3 - SECTORIAL INFORMATION

a) Consolidated sales

1) Breakdown of consolidated sales by branch

	2002		Growth (as %)		2001		2000	
	€ millions	% of total	Published figures	Excluding exchange effect	€ millions	% of total	€ millions	% of total
Cosmetics	13,951.8	97.6	4.2	8.9	13,394.2	97.5	12,317.4	97.2
Dermatology[1]	321.1	2.3	9.9	17.8	292.2	2.1	262.6	2.1
Other	15.1	0.1	-	-	54.0	0.4	91.2	0.7
Group	**14,288.0**	**100.0**	**4.0**	**8.8**	**13,740.4**	**100.0**	**12,671.2**	**100.0**

(1) Group share, i.e. 50%.

2) Breakdown of consolidated sales by geographic zone

	2002		Growth (as %)		2001		2000	
	€ millions	% of total	Published figures	Excluding exchange effect	€ millions	% of total	€ millions	% of total
Western Europe	7,044.6	49.3	5.7	5.6	6,667.2	48.5	6,328.0	49.9
North America	4,438.7	31.1	-0.3	6.1	4,450.5	32.4	3,903.5	30.8
Rest of the World	2,804.7	19.6	6.9	22.7	2,622.7	19.1	2,439.7	19.3
Group	**14,288.0**	**100.0**	**4.0**	**8.8**	**13,740.4**	**100.0**	**12,671.2**	**100.0**

3) Breakdown of cosmetics sales by geographic zone

	2002		Growth (as %)		2001		2000	
	€ millions	% of total	Published figures	Excluding exchange effect	€ millions	% of total	€ millions	% of total
Western Europe	6,962.8	49.9	5.8	5.8	6,580.6	49.1	6,233.6	50.6
North America	4,224.8	30.3	-0.8	5.6	4,256.9	31.8	3,733.6	30.3
Rest of the World	2,764.2	19.8	8.1	24.0	2,556.7	19.1	2,350.2	19.1
Cosmetics branch	**13,951.8**	**100.0**	**4.2**	**8.9**	**13,394.2**	**100.0**	**12,317.4**	**100.0**



b) Adjusted operating profit

1) Breakdown of adjusted operating profit by branch

€ millions	2002	2001	2000
Cosmetics	1,767.8	1,604.2	1,426.3
Dermatology	65.2	61.8	57.3
Other	7.6	3.0	-2.3
Group	**1,840.6**	**1,669.0**	**1,481.3**

2) Breakdown of cosmetics adjusted operating profit by geographic zone

€ millions	2002	2001	2000
Western Europe	970.9	874.8	850.4
North America	535.4	522.1	442.5
Rest of the World	261.5	207.3	133.4
Cosmetics branch	**1,767.8**	**1,604.2**	**1,426.3**

c) Fixed assets

1) Breakdown of net fixed assets by branch

€ millions Net value	Goodwill	Intangible assets	Tangible assets	Financial and other fixed assets	31.12.2002	31.12.2001	31.12.2000
Cosmetics	778.3	3,727.6	1,691.0	92.0	6,288.9	6,359.5	6,121.1
Dermatology		283.3	39.4	2.0	324.7	307.5	248.1
Other		0.5	16.7	60.9	78.1	80.3	113.9
Group	**778.3**	**4,011.4**	**1,747.1**	**154.9**	**6,691.7**	**6,747.3**	**6,483.1**

2) Breakdown of cosmetics net fixed assets by geographic zone

€ millions Net value	Goodwill	Intangible assets	Tangible assets	Financial and other fixed assets	31.12.2002	31.12.2001	31.12.2000
Western Europe	334.9	2,357.4	923.5	20.2	3,636.0	3,426.0	3,260.1
North America	346.8	1,290.2	529.8	50.9	2,217.7	2,417.9	2,398.8
Rest of the World	96.6	80.0	237.7	20.9	435.2	515.6	462.2
Cosmetics branch	**778.3**	**3,727.6**	**1,691.0**	**92.0**	**6,288.9**	**6,359.5**	**6,121.1**

NOTE 4 - GOODWILL

€ millions	31.12.2001	Acquisitions Charges	Other movements[1]	31.12.2002
Artec		55.8	-11.9	43.9
Biomedic	8.7	0.9	2.6	12.2
Colorama	21.3	0.9	-9.5	12.7
Jade	18.6			18.6
Kiehl's	15.7		-2.0	13.7
Laboratoires Ylang	18.1		-10.9	7.2
Matrix	274.3		-20.3	254.0
Maybelline International	65.9		-8.6	57.3
Nihon L'Oréal	84.0	2.9	-0.1	86.8
Sanofi Synthélabo (equity method)	28.9	162.1		191.0
Shu Uemura	50.3	3.6	3.9	57.8
Softsheen.Carson.Dermablend	182.6		-20.9	161.7
Other companies	24.6	0.4	-0.4	24.6
Gross value	**793.0**	**226.6**	**-78.1**	**941.5**
Artec		1.0	-0.1	0.9
Biomedic	0.1	0.9		1.0
Colorama	0.5	1.0	-0.5	1.0
Jade	5.8	0.9		6.7
Kiehl's	1.1	0.8	-0.2	1.7
Laboratoires Ylang	1.7	8.0	-2.5	7.2
Matrix	19.5	14.4	-3.7	30.2
Maybelline International	20.0	1.5	18.6	40.1
Nihon L'Oréal	11.1	3.9		15.0
Sanofi Synthélabo (equity method)	3.6	3.0		6.6
Shu Uemura	2.4	4.1	-0.6	5.9
Softsheen.Carson.Dermablend	28.4	8.5	-4.8	32.1
Other companies	12.3	2.3	0.2	14.8
Amortisation	**106.5**	**50.3**	**6.4**	**163.2**
Net goodwill	**686.5**	**176.3**	**-84.5**	**778.3**

(1) This item consists mainly of changes in exchange rates affecting goodwill from foreign subsidiaries, and valuation adjustments during the allocation period.

Goodwill is amortised over a maximum period of twenty years. The goodwill amount takes account of deferred tax liabilities on trademarks and other identifiable assets that could be sold separately from the company acquired.
Goodwill valuations may be provisional up to the end of the accounting period following the acquisition date.
All the goodwill relating to the earlier acquisition of Miss Ylang in Argentina was amortised in 2002 (€ 8 million) in view of the country's economic situation.
The increase in the stake in the Sanofi-Synthélabo group has generated goodwill of € 162.1 million at 31st December 2002 (see note 8).

NOTE 5 - INTANGIBLE ASSETS

€ millions	31.12.2001	Acquisitions Provisions	Disposals Takeovers	Translation differences	Other movements[1]	31.12.2002
Licences, patents, trademarks and market shares	1,106.5	125.3	-3.4	-121.7	29.8	1,136.5
Business value	3,044.9		-5.0	-139.6	0.1	2,900.4
Other intangible assets	113.5	27.1	-8.3	-6.7	11.6	137.2
Gross value	**4,264.9**	**152.4**	**-16.7**	**-268.0**	**41.5**	**4,174.1**
Licences, patents, trademarks and market shares	70.9	11.7	-3.2	-4.2	-0.1	75.1
Business value	12.3	0.6	-0.4	0.1	-0.1	12.5
Other intangible assets	54.4	30.3	-7.2	-3.5	1.1	75.1
Amortisation	**137.6**	**42.6**	**-10.8**	**-7.6**	**0.9**	**162.7**
Intangible assets - net	**4,127.3**	**109.8**	**-5.9**	**-260.4**	**40.6**	**4,011.4**

(1) This consists mainly of the impact of variations in the scope of consolidation, of adjustments of the value of assets which are identifiable during the allocation period and of the impact of the proportional consolidation at 1st January 2002 of the company Shu Uemura Japan in an amount of € 29.9 million under the *Trademarks* item.

The impact of new inclusions in the scope of consolidation mainly relates to € 104.6 million under *Market shares* following the acquisition of Artec. Valuations may be provisional up to the end of the accounting period following the acquisition date.

NOTE 6 - TANGIBLE ASSETS

€ millions	31.12.2001	Acquisitions Provisions	Disposals Reversals	Translation differences	Other movements[1]	31.12.2002
Land and buildings	1,144.6	54.9	-31.9	-80.2	51.4	1,138.8
Machinery and equipment	1,766.4	163.2	-104.1	-152.7	54.7	1,727.5
Other tangible assets and work-in-progress	882.3	249.8	-63.3	-98.3	-116.7	853.8
Gross value	**3,793.3**	**467.9**	**-199.3**	**-331.2**	**-10.6**	**3,720.1**
Land and buildings	502.0	51.9	-19.1	-25.1	4.3	514.0
Machinery and equipment	1,064.0	137.6	-90.2	-86.8	-0.8	1,023.8
Other tangible assets and work-in-progress	466.0	72.6	-55.7	-47.3	-0.4	435.2
Depreciation and provisions	**2,032.0**	**262.1**	**-165.0**	**-159.2**	**3.1**	**1,973.0**
Tangible assets - net	**1,761.3**	**205.8**	**-34.3**	**-172.0**	**-13.7**	**1,747.1**

(1) These are mainly the result of the impact of changes in the scope of consolidation, and fixed assets in progress allocated to the *Other fixed assets* items.

Tangible assets include capital lease contracts for the following amounts:

€ millions	31.12.2002	31.12.2001
Land and buildings	169.0	169.6
Machinery and equipment	7.2	7.2
Other tangible assets and work-in-progress	12.4	12.6
Gross value	**188.6**	**189.4**
Depreciation	77.3	67.7
Net value	**111.3**	**121.7**

NOTE 7 - INVESTMENTS IN NON-CONSOLIDATED COMPANIES

As at 31st December 2002, investments in non-consolidated companies amounted to € 12.3 million in gross value and € 4.8 million in net value compared with € 14.6 million and € 12.9 million respectively at 31st December 2001. As at 31st December 2000, investments in non-consolidated companies included € 61.3 million of shares following the acquisition of a 35% interest in the Japanese company Shu Uemura (see note 2).

NOTE 8 - INVESTMENTS IN ASSOCIATED COMPANIES

Investments in associated companies consist mainly of shares in the Sanofi-Synthélabo group, in which the L'Oréal group has a 19.98% stake at 31st December 2002 compared with 19.54% at 31st December 2001. The increase in the percentage held is the result of the buyback by Sanofi-Synthélabo of its own shares in 2002, which have been deducted from shareholders' equity in its consolidated financial statements. This transaction generated goodwill of € 162.1 million in the financial statements of L'Oréal at 31st December 2002 (see note 4).

At 31st December 2001, investments in associated companies included € 32 million relating to the stake in Shu Uemura Japan; as indicated in the section on *Changes in the scope of consolidation*, this stake is now consolidated by the proportional method (see note 2).

€ millions	% interest	Contribution at 31.12.2002		Balance-sheet value	
		Consolidated reserves	Consolidated profit for year	31.12.2002	31.12.2001
Sanofi-Synthélabo	19.98	1,092.6	344.9	1,437.5	1,360.0
Club des Créateurs de Beauté (Japan)	20.00	0.9	0.3	1.2	0.9
Shu Uemura Japan	-	-	-	-	32.0
Investments in associated companies		**1,093.5**	**345.2**	**1,438.7**	**1,392.9**

NOTE 9 - STOCKS

€ millions	31.12.2002	31.12.2001
Raw materials, packaging, consumables	397.8	396.9
Semi-finished and finished products	933.5	985.6
Gross value	**1,331.3**	**1,382.5**
Provisions for depreciation	185.2	205.1
Stocks - net	**1,146.1**	**1,177.4**

NOTE 10 - TRADE DEBTORS

€ millions	31.12.2002	31.12.2001
Trade debtors	2,075.7	2,273.2
Gross value	**2,075.7**	**2,273.2**
Provisions for depreciation	84.2	81.4
Net value	**1,991.5**	**2,191.8**

Trade debtors are due within one year.



NOTE 11 - OTHER DEBTORS AND PREPAID EXPENSES

€ millions	31.12.2002	31.12.2001
Fiscal and social debtors	332.7	316.2
Other debtors	150.3	115.3
Charges to be apportioned	192.6	201.4
Prepaid expenses	160.6	152.7
Point of sales advertising	109.3	119.7
Deferred tax	479.2	425.9
Total	**1,424.7**	**1,331.2**

NOTE 12 - SHORT-TERM INVESTMENTS

€ millions	31.12.2002	31.12.2001
L'Oréal shares	1,653.5	1,280.8
Unit trusts, etc.	160.5	142.7
Gross value	**1,814.0**	**1,423.5**
Provisions for depreciation	142.3	14.2
Net value	**1,671.7**	**1,409.3**

The 24,984,050 L'Oréal shares held for the employee share option scheme have a net value of € 1,516.2 million (after allowing for a charge of € 124.4 million under *Provisions for depreciation* in 2002) compared with € 1,267.2 million at 31st December 2001.

During 2002, 5,000,000 shares were purchased and 652,850 share options were taken out.

The total stock market value based on the closing price at 31st December 2002 was € 1,812.6 million, compared with € 1,669.5 million at 31st December 2001.

At 31st December 2002, the market value of the unit trusts was € 154.8 million, and their net value was € 141.6 million.

NOTE 13 - SHAREHOLDERS' EQUITY (AFTER MINORITY INTERESTS)

The share capital consists of 676,062,160 shares with a par value of € 0.20.

A L'Oréal share buyback programme was authorised by the Annual General Meeting of Shareholders on 29th May 2002 in order to contribute to an increase in the value of the assets of the group's shareholders.

Under this programme, 1,640,000 shares were acquired on 31st December 2002 for an amount of € 116.1 million. The acquisition cost of these shares has been deducted from consolidated shareholders' equity.

NOTE 14 - MINORITY INTERESTS

Minority interests related only to a few companies in amounts that were not material. The amounts were € 11.9 million and € 10.7 million at 31st December 2002 and 2001 respectively.

NOTE 15 - PROVISIONS FOR LIABILITIES AND CHARGES

a) Balances at balance-sheet date

€ millions	31.12.2002	31.12.2001
Provisions for employee retirement obligation and related benefits	896.3	893.0
Provisions for exchange losses	-	3.5
Deferred tax liabilities	45.0	88.7
Other provisions for liabilities and charges[1]	512.1	480.8
Provisions for restructuring	59.3	80.5
Total	**1,512.7**	**1,546.5**

(1) This item includes provisions set aside for tax liabilities and litigation, industrial and commercial liabilities relating to operations (breach of contract, product returns) and personnel costs.

b) Variations in *Provisions for restructuring* and *Other provisions for liabilities and charges* during year

€ millions	31.12.2001	Charges[2]	Reversals (used)[2]	Reversals (not used)[2]	Impact of change in scope of consolidation/ exchange rate/ others[1]	31.12.2002
Other provisions for liabilities and charges	480.8	207.3	-94.0	-29.7	-52.3	512.1
Provisions for restructuring	80.5	13.3	-23.2	-3.1	-8.2	59.3

(1) Mainly resulting from currency fluctuations.
(2) These figures may be analysed as follows:

€ millions	Charges	Reversals (used)	Reversals (not used)
∘ Restructuring costs	13.3	-23.2	-3.1
∘ Operating provisions	171.4	-92.9	-29.7
∘ Financial provisions	18.9	-	-
∘ Income tax	17.0	-1.1	-

c) Provisions for employee retirement obligation and related benefits

Employee retirement obligation and related benefits comprise in particular:
- pensions and benefits linked to retirement and/or early retirement,
- social benefits for retired employees (pensions, retirement bonuses, life insurance, medical assistance, etc.),
- other long-term benefits (gifts and long service awards).

Provisions for pensions and early retirement benefits

Employee retirement commitments are calculated using an actuarial allocation method on a final-pay basis (projected credit unit method). Since 1st January 2001, all obligations relating to pensions still to be paid to retired employees and the vested rights of employees have been included in the calculation. With regard to length-of-service awards payable on retirement, the calculation is made by straight-line depreciation over the whole length of active service of the employee in the group.

The actuarial assumptions used to calculate these commitments take into account the economic conditions in each country or in each group company. The average weighted assumptions for the group are as follows:

	31.12.2002	31.12.2001
∘ Discount rate	5.7 %	6.2 %
∘ Rate of salary increase	4.5 %	4.9 %
∘ Long-term return on assets	6.8 %	7.6 %



Social and other long-term benefits after retirement

These benefits have been evaluated on the basis of the same actuarial assumptions as those used to calculate pensions. Provisions have been made for all obligations relating to retired employees and for the vested rights of employees.

The variations during 2002 and 2001 are set out below:

€ millions	Actuarial liability	Coverage assets	Actuarial differences	Balance-sheet provisions
Balance at 1st January 2001	**1,541.1**	**780.5**	**-96.5**	**857.1**
Amounts for year:				
Vested rights	80.0	-	-	80.0
Impact of adjustment	92.6			92.6
Yield of funds	-	56.7		-56.7
Depreciation of actuarial differences	-		-0.3	0.3
Benefits paid	-61.3	-27.1		-34.2
Contributions paid	5.1	49.5		-44.4
Actuarial differences not entered on balance-sheet	28.6	-145.1	173.8	-0.1
Exchange rate impact	12.7	19.0	-4.7	-1.6
Other movements	-			-
Balance at 31st December 2001	**1,698.8**	**733.5**	**72.3**	**893.0**
Amounts for year:				
Vested rights	88.9			88.9
Impact of adjustment	93.5			93.5
Yield of funds		55.7		-55.7
Depreciation of actuarial differences			-2.0	2.0
Benefits paid	-68.8	-44.8		-24.0
Contributions paid	5.2	102.9		-97.7
Actuarial differences not entered on balance-sheet	42.2	-109.3	151.2	0.3
Exchange rate impact	-82.5	-58.9	-18.9	-4.7
Other movements	4.2	0.3	3.2	0.7
Balance at 31st December 2002	**1,781.5**	**679.4**	**205.8**	**896.3**

The retirement obligation booked as charges may be analysed as follows:

€ millions	31.12.2002	31.12.2001
Employees rights conferred during year	88.9	80.0
Adjusted vested rights obligation	93.5	92.6
Yield of funds	-55.7	-56.7
Depreciation of actuarial differences	2.0	0.3
Total	**128.7**	**116.2**

NOTE 16 - LOANS AND DEBTS

The group carries out financing through medium-term bank loans, and by the issue of short-term paper in France and the issue of short-term commercial paper in the United States. The two programmes represent amounts of € 1,600 million and USD 800 million respectively.

Liquidity for the issue of commercial paper is ensured by confirmed lines of bank cash. The cash lines, like the medium-term loans, are not subject to any financial ratio clauses or rating clauses.

Debt by type

€ millions	31.12.2002	31.12.2001
Short-term paper	1,296.9	1,440.7
Bank loans	1,032.4	1,235.6
Perpetual loan	53.6	61.8
Debts on capital lease contracts	91.0	103.4
Debenture loans	5.9	6.9
Overdrafts	166.3	90.5
Total	**2,646.1**	**2,938.9**

Debt by maturity date

€ millions	31.12.2002	31.12.2001
Under 1 year	1,821.1	2,063.6
1 to 5 years	706.1	721.1
Over 5 years	118.9	154.2
Total	**2,646.1**	**2,938.9**

Debt by currency (after allowing for currency hedging instruments)

€ millions	31.12.2002	31.12.2001
Euro (EUR)	1,562.5	1,807.8
US dollar (USD)	805.6	627.0
Pound Sterling (GBP)	3.3	146.0
Yen (JPY)	39.9	96.5
Others	234.8	261.6
Total	**2,646.1**	**2,938.9**

Breakdown of fixed rate and floating rate debt (after allowing for interest rate hedging instruments)

€ millions	31.12.2002	31.12.2001
Floating rate	1,810.6	2,092.3
Fixed rate	835.5	846.6
Total	**2,646.1**	**2,938.9**

Average debt interest rates

The average debt interest rates, after allowing for hedging instruments, were 4.6% in 2001 and 3.6% in 2002 for the euro, and 5.1% in 2001 and 2.4% in 2002 for the U.S. dollar.

Fair value of loans and debt

The fair value of fixed rate debt is determined for each loan by the discounting of future cash flows, based on the debenture interest rate curves at the balance sheet date, after allowing for the spread corresponding to the group's risk rating.

The net book value of outstanding bank loans and other floating rate loans is a reasonable approximation of their fair value.



At 31st December 2002, the fair value of the debt amounts to € 2,671 million. At 31st December 2001, it amounted to € 2,962.5 million.

Debts covered by collateral

There were no significant debts covered by collateral as at 31st December 2002 and 31st December 2001.

Confirmed credit lines

At 31st December 2002, L'Oréal and its subsidiaries have € 2,048 million of credit lines that are confirmed but not used (€ 1,406 million at 31st December 2001).

NOTE 17 - DERIVATIVES AND EXPOSURE TO MARKET RISKS

To manage its exposure to currency and interest rate risks arising in the course of its normal operations, the group uses derivatives negotiated with organisations with the best credit ratings.

In accordance with the group's rules, the currency and interest rate derivatives are set up exclusively for hedging purposes.

Hedging of currency risk

The group is exposed to currency risk from commercial transactions recorded on the balance sheet or from future transactions considered to be highly probable.

The group's policy on exposure to currency risk from its commercial transactions is to hedge at least 80% of the currency risk by derivatives once the operating budgets have been allocated by the group's subsidiaries. Currency risks stem mainly (about 85%) from flows initiated inside the group.

All the group's future currency flows are analysed in detailed forecasts for the coming budget year. Currency risks that emerge are hedged by futures sales or purchases or by options, to reduce as far as possible the currency position of each subsidiary. The duration of the derivatives is determined as appropriate for the group's settlement flows.

As the group's companies must borrow and invest their cash in their own currency, the exchange rate risks generated by the management of their cash flow are almost non-existent.

With regard to the hedging methods, the group has set up a system of mutualised management of exchange rate risks which involves clearing by the group's bank, Regefi. The resulting net currency position of the group is hedged on the market. Exchange rate derivatives are negotiated by Regefi or in exceptional cases directly by group subsidiaries if the currency is not convertible, such operations being subject to control by Regefi.

The following derivatives are held for currency risk hedging purposes:

€ millions	Nominal		Market value	
	31.12.2002	31.12.2001	31.12.2002	31.12.2001
Currency futures				
Purchase Euro / currency	**1,196.9**	**1,161.9**	**84.2**	**7.6**
EUR/USD	506.2	499.9	67.9	7.2
EUR/GBP	178.8	197.0	6.0	0.5
EUR/CHF	123.6	95.7	-0.5	0.1
EUR/CAD	64.5	45.0	5.7	0.9
EUR/West European currencies	89.0	98.6	-1.0	-0.8
EUR/East European currencies	128.0	56.7	0.6	-2.9
EUR/Asian currencies	32.2	79.0	2.0	4.5
EUR/Latin American currencies	12.6	31.6	1.7	-1.3
EUR/Other currencies	62.0	58.4	1.8	-0.6
Sale Euro / Asian currencies	**-32.2**	**-1.2**	**4.5**	**0.1**
Purchase USD / currencies	**311.6**	**266.7**	**2.4**	**13.6**
USD/CAD	20.7	14.2	-	0.2
USD/Asian currencies	127.2	117.8	-0.7	4.0
USD/Latin American currencies	117.9	100.6	5.4	9.2
USD/Other currencies	45.8	34.1	-2.3	0.2
Sale USD / CHF	**-66.5**	**-90.3**	**4.8**	**-3.0**
Other currency pairs	**58.0**	**27.5**	**-1.7**	**0.4**
Currency futures total	**1,467.8**	**1,364.6**	**94.2**	**18.7**
Currency options				
EUR/USD		71.7		1.1
EUR/GBP	22.5	-	1.4	-
USD/CAD	16.2	11.7	0.2	0.3
USD/BRL	40.0	28.2	6.3	0.3
Other currency pairs	9.0	5.7	0.2	0.1
Currency options total	**87.7**	**117.3**	**8.1**	**1.8**
O/w call options total	97.3	132.6	10.6	2.0
O/w put options total	-9.6	-15.3	-2.5	-0.2
Total	**1,555.5**	**1,481.9**	**102.3**	**20.5**

The put options total corresponds exclusively to the sale of previously purchased options when it appeared opportune to replace them with currency futures.

The fair value of the derivatives is their market value.

Hedging of interest rate risk

The group mainly refinances at floating rates and uses interest rate derivatives to reduce net exposure to interest rate risk. Such derivatives are never held for speculative reasons.

The derivatives are mainly swaps and interest rate options (purchase of caps) which are freely negotiated.

The market values of the derivatives set out above should be compared with the market values of the debts that they hedge.

The interest rate derivates are as follows :

€ millions	Notional		Market values	
Interest rate derivatives	31.12.2002	31.12.2001	31.12.2002	31.12.2001
Borrowing floating interest-rate swaps				
EUR Euribor / fixed rate	534.5	590.6	36.3	30.2
CAD Libcad / fixed rate	-	37.6	-	-1.4
Borrowing fixed interest-rate swaps				
EUR Euribor / fixed rate	516.2	516.2	-4.5	1.7
USD Libor / fixed rate	238.3	472.0	-	-1.6
CAD Libcad / fixed rate	32.3		-0.6	
Floating/floating interest-rate swaps				
EUR Euribor / Euribor	197.4	136.9	2.7	3.0
Purchases caps				
EUR Euribor	952.4	1,064.1	1.7	1.3
USD Libor	762.6	508.1	0.1	0.6
CAD Libcad	12.1	39.1	-	-
Total	**3,245.8**	**3,364.6**	**35.7**	**33.8**

The fair value of the interest rate derivatives is their market value. The market value of the interest rate derivatives is calculated by the discounting of future flows at the interest rate ruling at the balance sheet date or applied by the third party banks.

Third party risk

The group has financial relations with international banks with the best credit ratings. The group thus considers that its exposure to third party risk is low.

Furthermore, the financial instruments used in exchange rate and interest rate risk management are issued by leading international banking counterparties.

NOTE 18 - OFF-BALANCE SHEET CONTINGENT LIABILITIES

a) Lease commitments

These liabilities amount to € 1,310.8 million at 31st December 2002 compared with € 1,039.3 million at 31st December 2001, of which:

- € 212.1 million is due in under one year at 31st December 2002 compared with € 192.9 million at 31st December 2001,
- € 579.1 million is due in 1 to 5 years at 31st December 2002 compared with € 529.3 million at 31st December 2001,
- and € 519.6 million is due in over 5 years at 31st December 2002 compared with € 317.1 million at 31st December 2001.

b) Other off-balance sheet contingent liabilities

The confirmed credit lines are indicated in note 16.

The other off-balance sheet contingent liabilities are as follows:

€ millions	31.12.2002	31.12.2001
Commitments given(1)	58.2	70.0
Minorities buyback commitments	155.0	164.9
Documentary credits	3.6	2.6
Commitments received	27.6	21.8

(1) These consist mainly of commitments given to administrations or commitments concerning loans granted to third parties who are partners of the group.

c) Shareholders' agreement entered into by L'Oréal

L'Oréal and the Elf-Aquitaine group (a subsidiary of the TotalFinaElf group) have concluded a shareholders' agreement concerning their respective interests in Sanofi-Synthélabo and governing their concerted action in relation to this company. The agreement, drawn up in anticipation of the merger of Sanofi and Synthélabo that became effective on 18th March 1999, will remain in force until 2nd December 2004. Unless one of the parties gives notice of termination one year before the latter date, the agreement will then be renewed indefinitely by tacit agreement, but may then be terminated at any time subject to one year's prior notice.

The agreement stipulates that the two parties will consult with one another before all annual general meetings and Board meetings, and before any important decision resulting in a commitment for Sanofi-Synthélabo. Furthermore, if a transaction could mean that either party could lose the possibility of accounting for its interest in Sanofi-Synthélabo by the equity method, the transaction is subject to the prior approval of both partners.

L'Oréal and the Elf-Aquitaine group have agreed to retain 19.4% of the current share capital of Sanofi-Synthélabo until the expiry of the agreement (except that each of the two groups is allowed to sell 0.5% of the share capital of Sanofi-Synthélabo per rolling period of 12 consecutive months: in this case, the other group is granted a pre-emption right for the shares concerned). At 31st December 2002, the two groups held 19.5% and 24.8% of the share capital respectively, which means that the Elf-Aquitaine group is free to sell a 5.4% stake, which would make its interest almost the same as that of L'Oréal. If Elf-Aquitaine wishes to sell its "free" shares, it cannot do so to a competitor of L'Oréal or of Sanofi-Synthélabo.

d) Possible liabilities

In its normal operations, the group is involved in legal actions and is subject to tax assessments, customs controls and administrative controls. The group sets aside a provision wherever a risk is found to exist, and an estimate of its cost is possible.

At present there is no exceptional event or dispute which could materially and with serious probability affect the results, financial situation, assets or operations of the L'Oréal company and group.

e) Environmental risks

The group carefully monitors changes in regulations and laws relating to environmental protection, and does not expect that they will have a significant impact on the future operations, financial situation, results or assets of the group.

NOTE 19 - NET SALES

Net sales represent sales to third parties by L'Oréal and its French and foreign subsidiaries.

In 2002 net sales totalled € 14,288 million, compared with € 13,740.4 million in 2001.

The breakdown of net sales by branch and geographic zone is indicated in the "Sectorial Information" section of the notes.



Breakdown of sales - France/Rest of the World

	2002		2001	
	€ millions	as %	€ millions	as %
France	2,019.9	14.1	1,928.8	14.0
Rest of the World	12,268.1	85.9	11,811.6	86.0
Group	**14,288.0**	**100.0**	**13,740.4**	**100.0**

NOTE 20 - PERSONNEL COSTS AND NUMBER OF EMPLOYEES

Personnel costs include amounts paid as employee profit sharing and the actuarial charge relating to the recording of employee retirement obligation and related benefits.

The total number of employees was 50,491 at 31st December 2002, compared with 49,150 at 31st December 2001.

Number of employees(1)	31.12.2002	31.12.2001
Western Europe	24,755	24,316
North America	10,021	10,035
Rest of the World	15,715	14,799
Total	**50,491**	**49,150**

(1) Including companies consolidated by the proportional method.

Remuneration of directors and management

€ millions	2002	2001
Boards of Directors	0.7	0.7
Management structures(1)	15.7	13.7

(1) Remuneration paid by all group companies.

Remuneration of senior managers

The gross total remuneration paid to the Chairman and Chief Executive Officer for 2002 amounted to € 6,264,634, including benefits and directors' fees, of which the fixed part amounted to € 3,048,980.

The gross total remuneration paid to the Executif Vice-President, Administration and Finance, for 2002 amounted to € 1,722,776, including benefits and directors' fees, of which the fixed part amounted to € 961,252.

NOTE 21 - RESEARCH AND DEVELOPMENT EXPENDITURE

This expenditure amounted to € 468 million in 2002, compared with € 432 million in 2001.

NOTE 22 - CHARGES TO PROVISIONS

This item amounted to -€ 51.2 million in 2002 compared with -€ 29.9 million in 2001. It consisted mainly of current assets in an amount of -€ 2.4 million (-€ 24.6 million in 2001), and liabilities and charges in an amount of -€ 48.8 million (-€ 5.1 million in 2001).



NOTE 23 - FINANCIAL EXPENSE - NET (EXCLUDING EXCHANGE RATE GAINS AND LOSSES)

€ millions	2002	2001
Net interest expense	-69.9	-126.2
Net gain on disposals of short-term investments	8.0	2.9
Payment discounts	-56.9	-51.1
Other	1.3	2.7
Net charges to financial provisions	-24.7	4.4
Financial expenses - net	**-142.2**	**-167.3**

The exchange rate effect is included in the adjusted operating profit.

NOTE 24 - INCOME TAX

a) Detailed breakdown of corporate income tax

€ millions	2002	2001
Tax due		
- operating profit	625.4	562.8
- non-operational items	-17.2	8.1
Deferred tax		
- operating profit	-45.6	-26.9
- non-operational items	-49.3	7.7
Income tax	**513.3**	**551.7**
Of which:		
- impact of tax rate differences on restructuring costs	-15.0	0.4
- impact of tax rate differences on capital gains and losses on fixed assets	-7.4	15.4
- impact of tax rate differences on treasury shares	-44.1	-

b) Analysis of tax charge

The difference between the theoretical tax charge, calculated on the basis of the tax rate of the parent company, and the effective tax charge for the group in 2002 may be analysed as follows:

€ millions	2002	2001
Net book profit before tax	**1,453.2**	**1,538.3**
Parent company tax rate	35.43%	36.43%
Theoritical tax on net book profit	**514.9**	**560.4**
Impact of permanent differences	109.3	47.5
Impact of tax rate differences	-77.2	-79.6
Change in non-recorded deferred taxes	-13.9	16.8
Other[1]	-19.8	6.6
Group tax charge	**513.3**	**551.7**

(1) Including tax credits, tax reassessments and provisions for tax liabilities.

c) Deferred taxes in the balance sheet

The net change in deferred taxes (assets and liabilities) may be analysed as follows:

€ millions	
Balance of deferred tax assets at 31st December 2000(1)	397.6
Balance of deferred tax liabilities at 31st December 2000	-82.0
Profit effect	19.2
Exchange effect	-5.3
Other effects	7.7
Balance of deferred tax assets at 31st December 2001	425.9
Balance of deferred tax liabilities at 31st December 2001	-88.7
Profit effect	94.9
Exchange effect	-4.3
Other effects	6.4
Balance of deferred tax assets at 31st December 2002	479.2
Balance of deferred tax liabilities at 31st December 2002	-45.0

(1) Of which € 242.4 million resulting from the application of the new employee retirement obligation calculation method.

Deferred tax assets and liabilities recorded in the balance sheet may be divided into the following categories:

€ millions	31.12.2002		31.12.2001	
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Temporary differences	473.2	45.0	414.6	88.7
Tax credits and tax loss carry-forwards	6.0		11.3	-
Deferred tax total	**479.2**	**45.0**	**425.9**	**88.7**

Deferred tax assets whose recovery is not considered probable are not recorded in the financial statements; such assets totalled € 72.7 million at 31st December 2002, compared with € 105.4 million at 31st December 2001.

☐ NOTE 25 - GROUP'S SHARE OF NET PROFIT BEFORE CAPITAL GAINS AND LOSSES OF EQUITY AFFILIATES

This item states the net profit before capital gains and losses and minority interests of equity affiliates, as defined in the *Accounting principles*.

☐ NOTE 26 - CAPITAL GAINS AND LOSSES ON THE DISPOSAL OF FIXED ASSETS NET OF TAX

This item amounted to -€ 16.6 million in 2002, compared with € 130.7 million in 2001.

In 2002, this item consisted mainly of the disposal or exceptional amortisation of non-strategic fixed assets in individual amounts that are not material.

In 2001, this item consisted mainly of the profit from the sale of all holdings in the Marie Claire group, which took place in March 2001, and the impact of the disposal of Lanvin S.A. and its subsidiaries. The capital gain net of tax from these two transactions amounted to € 110.2 million.

NOTE 27 - RESTRUCTURING COSTS

These costs were accounted for mainly by provisions and costs relating to industrial and commercial reorganisation of existing companies, and of companies acquired during the year.

The item amounted to -€ 31.5 million in 2002, compared with -€ 28.3 million in 2001.

NOTE 28 - AMORTISATION OF GOODWILL

Amortisation of goodwill amounted to -€ 50.3 million in 2002, compared with -€ 40.7 million in 2001, and is set out in note 4, "Goodwill".

NOTE 29 - NET PROFIT BEFORE CAPITAL GAINS AND LOSSES AND AFTER MINORITY INTERESTS PER SHARE (€)

Net profit before capital gains and losses and after minority interests per share is based on the weighted average number of shares outstanding, after deducting the average number of shares held by consolidated companies which are not included in shareholders' equity. Treasury shares held for stock option plans and entered under *Short-term investments* are not deducted in this calculation.

The table below indicates earnings per share for the two years presented:

	31.12.2002		
	Earnings (€ millions)	Number of shares	Earnings per share (€)
Net profit before capital gains and losses and after minority interests	1,456.2	675,990,516	2.15

At 31st December 2002, there are no items which have a dilutive effect on the number of shares outstanding. The 1,640,000 L'Oréal shares held by the consolidated companies are included in the calculation of earnings per share.

	31.12.2001		
	Earnings (€ millions)	Number of shares	Earnings per share (€)
Net profit before capital gains and losses and after minority interests	1,229.1	676,062,160	1.82

At 31st December 2001, there were no items which have a dilutive effect on the number of shares outstanding. No L'Oréal shares held by the consolidated companies are included in the calculation of earnings per share.

NOTE 30 - VARIATION IN WORKING CAPITAL REQUIREMENT

In 2002 and in 2001, this item amounted to € 162.8 million and € 139.2 million respectively, and may be analysed as follows:

€ millions	2002	2001
Stocks	-67.3	52.4
Creditors	-288.8	-245.5
Debts	518.9	332.2

NOTE 31 - VARIATION IN OTHER FINANCIAL ASSETS

This line includes flows relating to treasury shares during the accounting period, classified as short-term investments and as deductions from shareholders' equity.

NOTE 32 - IMPACT OF CHANGES IN THE SCOPE OF CONSOLIDATION

In 2002, this item mainly relates to the acquisition of Artec Inc.

In 2001, this item mainly related to the disposal of Marie Claire and Lanvin and the acquisitions of Biomedic, Colorama and Shu Uemura.

NOTE 33 - CASH AND CASH EQUIVALENTS AT END OF YEAR

This item amounted to € 529.3 million at 31st December 2002 and € 594.1 million at 31st December 2001, and may be analysed as follows:

€ millions	31.12.2002	31.12.2001
Short-term investments excluding treasury shares	160.5	142.7
Cash and short-term funds excluding accrued interest	534.4	541.6
Overdrafts, etc.	-165.6	-90.2

CONSOLIDATED COMPANIES

A - COMPANIES CONSOLIDATED BY THE FULL CONSOLIDATION METHOD (1)

Companies	Head Office	N° Siren	% Holding	% Control(2)
Anglo Overseas Finance (India) Private Ltd	India		99.99	
Areca & Cie	France	784 787 517	100.00	
Avenamite S.A.	Spain		100.00	
Beautycos International Co Ltd	China		100.00	
Belcos	Japan		100.00	
Belocap Productos Capilares Ltda	Brazil		99.99	
Biotherm	Monaco	56 S 00206	99.70	
Biotherm Distribution & Cie	France	552 127 458	100.00	
Caribel Fragrances Inc.	Puerto Rico		100.00	
Carson Midrand Manufacturing (Pty) Ltd	South Africa		100.00	
Carson Products West Africa Ltd	Ghana		100.00	
Centre logistique d'Essigny	France	443 660 618	100.00	
Centrex	France	728 201 898	100.00	
Chimex	France	548 201 490	100.00	
Cobelsa Cosmeticos S.A.	Spain		100.00	
Colainaf	Morocco		100.00	
Consortium Général de Publicité	France	552 089 690	100.00	
Cosbel SA de CV	Mexico		100.00	
Cosmelor	Japan		100.00	
Cosmephil Holdings Corporation	Philippines		100.00	
Cosmetica Activa Portugal Ltda	Portugal		100.00	
Cosmétil	Morocco		49.80	100.00
Cosmétique Active Belgilux	Belgium		100.00	
Cosmétique Active Deutschland	Germany		100.00	
Cosmétique Active España	Spain		100.00	
Cosmétique Active France	France	325 202 711	99.99	
Cosmétique Active International	France	350 760 559	100.00	
Cosmétique Active Ireland	Ireland		100.00	
Cosmétique Active Italia	Italy		100.00	
Cosmétique Active Nederland	Netherlands		100.00	
Cosmétique Active Osterreich GmbH	Austria		100.00	
Cosmétique Active Suisse	Switzerland		99.40	
Cosmétique France AB	Sweden		100.00	
Cospar S.A.	France	742 005 200	100.00	
Dr Pfalz	Germany		100.00	
Elebelle (Pty) Ltd	South Africa		100.00	
Episkin	France	412 127 565	100.00	
Erwiton S.A.	Uruguay		100.00	
Exclusive Signatures International (UK) Ltd	United Kingdom		100.00	
Exclusive Signatures International	France	433 976 255	100.00	
Fapagau et Cie	France	318 247 285	100.00	
Faprogi	France	393 461 454	100.00	
Finval	France	341 643 781	100.00	
Frabel	Mexico		100.00	
France Beauté Aktiebolag	Sweden		100.00	
French Cosmetics UK Ltd	United Kingdom		100.00	
Garnier New Zealand Ltd	New Zealand		100.00	

(1) In accordance with the requirements of article D248-12 of French company law, it is hereby stated that some of the information provided above is incomplete.
(2) Equivalent to the percentage holding except where otherwise indicated.



Companies	Head Office	N° Siren	% Holding	% Control[2]
Gemey Paris – Maybelline New York	France	339 381 584	100.00	
Geral Inc.	United States		100.00	
Goldys International	France	337 844 914	100.00	
Helena Rubinstein	France	542 033 485	100.00	
Helena Rubinstein Italia Spa	Italy		100.00	
Holdial	France	324 084 698	100.00	
Kosmepol Sp Z.O.O.	Poland		100.00	
L & J Re	France	413 178 740	100.00	
Laboratoire Garnier & Cie	France	572 186 047	100.00	
Laboratoires Garnier Paris	France	339 419 962	100.00	
Lai Mei Cosmetics International Trading Cy Ltd	China		100.00	
Lancarome A/S	Denmark		100.00	
Lancôme Institut et Cie	France	332 111 848	100.00	
Lancôme Parfums & Beauté & Cie	France	302 387 196	100.00	
Lancos	Japan		100.00	
La Roche-Posay Dermato-Cosmétique	France	410 336 127	99.96	
La Roche-Posay Laboratoire Pharmaceutique	France	306 688 714	99.96	
Lascad	France	319 472 775	100.00	
Lavicosmetica Cosmétique Active Hellas	Greece		51.00	
Lehoux et Jacque	France	572 072 544	100.00	
L.I.D.V.	France	975 620 675	100.00	
L'Oréal Argentina S.A.I.C.	Argentina		100.00	
L'Oréal Australia	Australia		100.00	
L'Oréal Belgilux	Belgium		99.99	
L'Oréal Canada Inc.	Canada		100.00	
L'Oréal Ceska Republica S.R.O.	Czech Republic		100.00	
L'Oréal Chile S.A.	Chile		100.00	
L'Oréal (China) Co. Ltd	China		100.00	
L'Oréal Colombia S.A.	Colombia		100.00	
L'Oréal Danmark A/S	Denmark		100.00	
L'Oréal Deutschland GmbH	Germany		100.00	
L'Oréal Division Productos de Lujo S.A.	Spain		100.00	
L'Oréal Division Productos Gran Publico S.A.	Spain		100.00	
L'Oréal Division Productos Profesionales S.A.	Spain		100.00	
L'Oréal España S.A.	Spain		100.00	
L'Oréal Finland Oy	Finland		100.00	
L'Oréal Guatemala	Guatemala		100.00	
L'Oréal Hellas S.A.	Greece		100.00	
L'Oréal Hong-Kong Limited	Hong-Kong		100.00	
L'Oréal H.U.P. GmbH & Co Kg	Germany		100.00	
L'Oréal H.U.P. Beteiligungs GmbH	Germany		100.00	
L'Oréal India Ltd	India		100.00	
L'Oréal Indonesia	Indonesia		100.00	
L'Oréal Investments BV	Netherlands		100.00	
L'Oréal Israel Ltd	Israel		92.97	
L'Oréal Italia Spa	Italy		100.00	
L'Oréal Japan Ltd	Japan		100.00	
L'Oréal Korea	South Korea		100.00	
L'Oréal Latvia	Latvia		100.00	
L'Oréal Liban	Lebanon		75.17	
L'Oréal Libramont	Belgium		99.99	
L'Oréal Luxury Products Division Australia	Australia		100.00	
L'Oréal Luxury Products Norge	Norway		100.00	

(2) Equivalent to the percentage holding except where otherwise indicated.

Companies	Head Office	N° Siren	% Holding	% Control[2]
L'Oréal Magyarorszag Kozmetikai Kft	Hungary		100.00	
L'Oréal Malaysia	Malaysia		97.50	
L'Oréal Maroc	Morocco		50.00	100.00
L'Oréal Mexico SA de CV	Mexico		100.00	
L'Oréal Mexico Servicios SA de CV	Mexico		100.00	
L'Oréal Middle East Fze	United Arab Emirates		100.00	
L'Oréal Nederland BV	Netherlands		100.00	
L'Oréal New Zealand	New Zealand		100.00	
L'Oréal Norge A/S	Norway		100.00	
L'Oréal Österreich GmbH	Austria		100.00	
L'Oréal Perú S.A.	Peru		100.00	
L'Oréal Philippines	Philippines		100.00	
L'Oréal Polska Sp Z.O.O.	Poland		100.00	
L'Oréal Portugal	Portugal		100.00	
L'Oréal Produits de Luxe France	France	314 428 186	100.00	
L'Oréal Produits de Luxe International	France	309 064 947	100.00	
L'Oréal Produktion Deutschland Beteiligung GmbH	Germany		100.00	
L'Oréal Produktion Deutschland GmbH & Co Kg	Germany		100.00	
L'Oréal Romania	Romania		100.00	
L'Oréal Saipo Industriale Spa	Italy		100.00	
L'Oréal Saipo Spa	Italy		100.00	
L'Oréal Services Centre de Coordination S.A.	Belgium		99.99	
L'Oréal Singapore Pte Ltd	Singapore		100.00	
L'Oréal Slovenija Kozmetika D.O.O.	Slovenia		100.00	
L'Oréal Slovensko S.R.O.	Slovakia		100.00	
L'Oréal South Africa Holdings Ltd	South Africa		100.00	
L'Oréal Suisse S.A.	Switzerland		100.00	
L'Oréal Sverige AB	Sweden		100.00	
L'Oréal Taiwan Co. Ltd	Taiwan		100.00	
L'Oréal Thailand Ltd	Thailand		100.00	
L'Oréal Turkiye	Turkey		100.00	
L'Oréal UK Ltd	United Kingdom		100.00	
L'Oréal Uruguay S.A.	Uruguay		100.00	
L'Oréal USA Inc.	United States		100.00	
L'Oréal Venezuela CA	Venezuela		100.00	
L'Oréal Zagreb	Croatia		100.00	
Marigny Manufacturing Australia Pty Ltd	Australia		100.00	
Maybelline Kk	Japan		100.00	
Maybelline Suzhou Cosmetics Ltd	China		100.00	
Naderman	France	409 791 498	100.00	
Nihon L'Oréal Kk	Japan		100.00	
Ormes Bel Air	France	329 744 809	100.00	
Parbel of Florida Inc.	United States		100.00	
Par-Bleue	France	394 015 812	100.00	
Parcofrance Kosmetika Handelsgesellschaft	Austria		100.00	
Parfums & Beauté Belgilux	Belgium		100.00	
Parfums & Beauté Deutschland Gmbh	Germany		100.00	
Parfums & Beauté Hellas	Greece		100.00	
Parfums & Beauté Italia	Italy		100.00	
Parfums & Beauté Malaysia	Malaysia		98.77	
Parfums & Beauté Nederland BV	Netherlands		100.00	
Parfums & Beauté Suisse S.A.	Switzerland		99.63	
Parfums Cacharel et Cie	France	321 422 172	100.00	
Parfums Guy Laroche	France	304 504 574	100.00	

(2) Equivalent to the percentage holding except where otherwise indicated.

Companies	Head Office	N° Siren	% Holding	% Control[2]
Parfums Paloma Picasso & Cie	France	333 006 252	100.00	
Parfums Ralph Lauren	France	334 121 415	100.00	
Parlanvin	France	381 480 060	100.00	
Parmobel Limited	United Arab Emirates		75.00	
Prestige & Collections International	France	334 171 113	100.00	
Procosa - Productos de Beleza S.A.	Brazil		100.00	
Productora Albesa S.A.	Spain		100.00	
Productos Capilares L'Oréal S.A.	Spain		100.00	
Productos de Cosmetica Selectiva Lda	Portugal		100.00	
Redken France	France	441 459 443	100.00	
Redken Laboratories GmbH	Germany		100.00	
Regefi	France	592 065 239	100.00	
Rusbel	Russian Federation		100.00	
Scental	Hong-Kong		100.00	
Selective Beauté International et Cie	France	333 314 722	100.00	
Shu Uemura Cosmetic Corporate	Taiwan		75.00	
Siampar Limited	Thailand		100.00	
Sicos et Cie	France	687 020 214	100.00	
Sincos Pte Ltd	Singapore		100.00	
Socex de Expansao Mercantil em Cosmeticos	Brazil		99.00	
Société Civile Immobilière Socinay	France		100.00	
Société de Développement Artistique	France	417 893 112	100.00	
Sofamo	Monaco	58 S 00670	99.96	
Sofy	France	305 949 034	100.00	
Soprocos	France	586 680 092	100.00	
Soprogem	France	382 460 392	100.00	
Soproréal	France	383 069 663	100.00	
Sparlys	France	652 054 065	100.00	
Swan Beauties Pvt Ltd	India		100.00	
Thai Shu Uemura	Thailand		68.15	
Venprobel	Venezuela		100.00	
Yasulor Indonesia	Indonesia		100.00	

(2) Equivalent to the percentage holding except where otherwise indicated.

B - COMPANIES CONSOLIDATED BY THE PROPORTIONAL CONSOLIDATION METHOD

Companies	Head Office	N° Siren	% Holding	% Control[5]
Beauté-Créateurs	France	475 682 068	50.00[3]	
Cosimar Japon KK	Japan		50.00[3]	
Galderma Alpha	France	440 139 772	50.00[4]	
Galderma Argentina S.A.	Argentina		50.00[4]	
Galderma Australia Pty Ltd	Australia		50.00[4]	
Galderma Belgilux N.V.	Belgium		50.00[4]	
Galderma Brazil Limitada	Brazil		50.00[4]	
Galderma Canada Inc.	Canada		50.00[4]	
Galderma Colombia S.A.	Colombia		50.00[4]	
Galderma Hellas	Greece		50.00[4]	
Galderma Hong-Kong	Hong-Kong		50.00[4]	
Galderma India Private Ltd	India		50.00[4]	
Galderma Italia SPA	Italy		50.00[4]	
Galderma Korea Ltd	South Korea		50.00[4]	
Galderma KK	Japan		50.00[4]	
Galderma Laboratories Inc.	United States		49.05[4]	50.00
Galderma Laboratorium GmbH	Germany		50.00[4]	

(3) Companies owned jointly with Les Trois Suisses.
(4) Companies owned jointly with Nestlé.
(5) Equivalent to the percentage holding except where otherwise indicated.



Companies	Head Office	N° Siren	% Holding	% Control[5]
Galderma Laboratories South Africa Pty Ltd	South Africa		50.00[4]	
Galderma Mexico SA de CV	Mexico		50.00[4]	
Galderma Nordic AB	Sweden		50.00[4]	
Galderma Omega	France	440 139 533	50.00[4]	
Galderma Perú Laboratorios	Peru		50.00[4]	
Galderma Pharma S.A.	Switzerland		50.00[4]	
Galderma Philippines Inc.	Philippines		50.00[4]	
Galderma Polska	Poland		50.00[4]	
Galderma Production Canada Inc.	Canada		50.00[4]	
Galderma Research & Development	France	317 099 679	50.00[4]	
Galderma Research And Development Inc.	United States		50.00[4]	
Galderma S.A.	Switzerland		50.00[4]	
Galderma Singapore	Singapore		50.00[4]	
Galderma UK Ltd	United Kingdom		50.00[4]	
Galderma Uruguay	Uruguay		50.00[4]	
Innéov Belgique	Belgium		50.00[4]	
Innéov Deutschland GmbH	Germany		50.00[4]	
Innéov España S.A.	Spain		50.00[4]	
Innéov France	France	444 491 161	50.00[4]	
Innéov Portugal	Portugal		50.00[4]	
Laboratorios Galderma S.A.	Spain		50.00[4]	
Laboratoires Galderma S.A.	France	325 186 617	50.00[4]	
Laboratorios Galderma Chile Limitada	Chile		50.00[4]	
Laboratorios Galderma Venezuela S.A.	Venezuela		50.00[4]	
Laboratorios Innéov	France	443 051 784	50.00[4]	
Le Club des Créateurs de Beauté	Belgium		50.00[3]	
Le Club des Créateurs de Beauté Taiwan	Taiwan		50.00[3]	
Le Club des Créateurs de Beauté UK	United Kingdom		50.00[3]	
Le Club des Créateurs de Beauté USA	United States		50.00[3]	
Le Club des Créateurs Cosmetic Versand Verwaltungs GmbH	Germany		50.00[3]	
Le Club des Créateurs Cosmetic Versand GmbH and Co Kg	Germany		50.00[3]	
Shu Uemura Cosmetics Inc.	Japan		35.00	

(3) Companies owned jointly with Les Trois Suisses.
(4) Companies owned jointly with Nestlé.
(5) Equivalent to the percentage holding except where otherwise indicated.

C - COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Companies	Head Office	N° Siren	% Holding	% Control[6]
Club des Créateurs de Beauté KK	Japan		20.00	
Nobara Inc.	United States		35.00	
Sanofi-Synthélabo	France	395 030 844	19.98	27.54
Shu Uemura International	Hong-Kong		22.75	

(6) Equivalent to the percentage holding except where otherwise indicated.

STATUTORY AUDITORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

Year ended 31st December 2002

In compliance with the assignment entrusted to us by your Annual General Meeting, we have audited the accompanying consolidated financial statements of L'Oréal for the year ended 31st December 2002.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the group as at 31st December 2002 and the results of its operations for the year then ended in accordance with rules and accounting principles generally accepted in France.

We have also performed the procedures required by law on the group financial information given in the report of the Board of Directors. We have no comment to make as to the fair presentation of this information nor its consistency with the consolidated financial statements.

Paris-la-Défense and Neuilly, 26th March 2003

The statutory Auditors

Pierre Coll

Etienne Jacquemin



http://www.loreal.com
http://www.loreal-finance.com

L'ORÉAL

Incorporated in France as a "Société Anonyme"
with registered capital of € 135,212,432
R.C. Paris B 632 012 100

Headquarters:
41, rue Martre
92117 Clichy - France
Tel.: +33 1 47 56 70 00
Fax: +33 1 47 56 80 02

Registered Office:
14, rue Royale
75008 Paris - France

Published by the Administration and Finance Division and the Corporate Communications and External Affairs Division of L'Oréal group.
Photographs: Christian Moser (cover), Hervé Bruhat (portrait of Mr Owen-Jones), Alain Buu (Mr Owen-Jones in New York, Industry and Sustainable Development), Carole Bellaïche (portraits of Vice-Presidents), Baudouin Charles (E-Strat Challenge), Patrick Messina (country reports), Thibaut de Saint Chamas (country reports), Olivier Chabassier (country reports), Ruven Afanador JGK (Professional Products), Christopher Micaud (Consumer Products), Nick Knight (Luxury Products), Michel Momy (Active Cosmetics), Patrice Maurein (Sanofi-Synthélabo), Laurent Ortal (Sanofi-Synthélabo), X.



http://www.loreal.com
http://www.loreal-finance.com

L'ORÉAL

Incorporated in France as a "Société Anonyme"
with registered capital of € 135,212,432
R.C. Paris B 632 012 100

Headquarters:
41, rue Martre
92117 Clichy - France
Tel.: +33 1 47 56 70 00
Fax: +33 1 47 56 80 02

Registered Office:
14, rue Royale
75008 Paris - France